TO ALL STOCK EXCHANGES

BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Kind Attn: General Manager,
Department of Corporate Services
Scrip Code: 500209/ INFY (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Polt No. C/1, G Block,
Bandra Kurla Complex, Bandra (E)
Mumbai – 400 051
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St, New York, NY 10005, USA
Scrip Code: INFY

June 23, 2021

Dear Sir / Madam,

Sub: Newspaper publication of Public announcement in relation to buyback of equity shares

In continuation to our letter dated June 21, 2021, please find enclosed the publication of public announcement in relation to buyback of equity shares in the following newspapers;

- Business Standard – English National Daily (All Editions)
- Business Standard – Hindi National Daily (All Editions)
- Prajavani – Regional language daily (All Karnataka Editions)

Additionally, the public announcement has been published in the following newspapers:

- The Economic Times (English edition) (Mumbai, Bengaluru and Delhi editions)
- The Times of India (English edition) (Bengaluru, Hyderabad, Ahmedabad, Mysuru & Kolkata editions)

Proposed timetable for the Buyback:

Activity	**Date**
Date of commencement of the Buyback	June 25, 2021
Last Date for the Buyback	Earlier of:
	(a) December 24, 2021 (that is 6 months from the date of the opening of the Buyback); or
	(b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or
	(c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The above information will also be made available on the website of the Company: https://www.infosys.com/investors/.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.06.23 14:58:11 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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INFOSYS LIMITED

Registered office : No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India.

CIN : L85110KA1981PLC013115
Website : www.infosys.com
Email : investors@infosys.com
Tel : +91 80 2852 0261 / extn 67775
Fax : +91 80 2852 0362

Contact: A.G.S. Manikantha,
Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED ("THE COMPANY"), FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018.

This public announcement ("**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF THE BUYBACK AND OFFER PRICE

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on April 14, 2021, has, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended ("**the Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.87% and 13.53% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone basis and consolidated basis, respectively) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/buyback-2021.html) and is expected to be available on the website of Securities and Exchange Board of India ("**SEBI**") (www.sebi.gov.in) and the Indian Stock Exchanges (as defined below) during the Buyback period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, at its meeting held on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

i. The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Dividend and buyback include applicable taxes.

ii. In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on April 14, 2021, has approved the proposal for recommending buyback of Equity Shares of Maximum Buyback Size of up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only).

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

i. The Buyback will help the Company to return surplus cash to its members;

ii. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long-term increase in members' value; and

iii. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID-UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), being 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY BACK

4.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 2,62,85,714 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

i. Premiums of 31.27% and 31.14% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

ii. Premiums of 23.71% and 24.76% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

iii. Premiums of 21.46% and 21.44% over the closing price of the Equity Shares on BSE and NSE, respectively as on April 9, 2021, being the last trading date prior to the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, among other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹1,750/- per Equity Share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback through the open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

As per the latest audited Balance Sheet of the Company as at March 31, 2021, the total paid-up equity capital and free reserves are as follows:

(₹ in crore)

Particulars	Standalone	Consolidated
Total paid-up equity capital	2,130	2,124
Free reserves	59,729	65,889
Aggregate of the total paid-up equity capital and free reserves	61,859	68,013
15% of the aggregate of the total paid-up equity capital and free reserves	9,279	10,202
Lower of 15% of the aggregate of the total paid-up equity capital and free reserves of standalone and consolidated financial statements		9,279

Based on the above, the Maximum Buyback Size, i.e. ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), is less than 15% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(iv)(b) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("**LODR Regulations**"), except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Equity Shares in dematerialized form ("**Demat Shares**"). The promoters, promoter group and persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buy back Equity Shares which are locked-in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

7.2 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

7.3 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY, AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the promoters and promoter group, the directors of the promoter where promoter is a company, and of directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021) is as below.

8.1 The aggregate shareholding of the promoters and promoter group as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Promoters		
1.	Sudha Gopalakrishnan	9,53,57,000	2.24
2.	Rohan Murty	6,08,12,892	1.43
3.	S. Gopalakrishnan	4,18,53,808	0.98
4.	Nandan M. Nilekani	4,07,83,162	0.96
5.	Akshata Murty	3,89,57,096	0.91
6.	Asha Dinesh	3,85,79,304	0.91
7.	Sudha N. Murty	3,45,50,626	0.81
8.	Rohini Nilekani	3,43,35,092	0.81
9.	Dinesh Krishnaswamy	3,24,79,590	0.76
10.	Shreyas Shibulal	2,38,74,350	0.56
11.	N.R. Narayana Murthy	1,66,45,638	0.39
12.	Nihar Nilekani	1,26,77,752	0.30
13.	Janhavi Nilekani	1,18,87,562	0.28
14.	Deeksha Dinesh	76,46,684	0.18
15.	Divya Dinesh	76,46,684	0.18
16.	S.D. Shibulal	58,14,733	0.14
17.	Kumari Shibulal	52,48,965	0.12
18.	Meghana Gopalakrishnan	48,34,928	0.11
19.	Shruti Shibulal	27,37,538	0.06
	Total (A)	**51,67,23,404**	**12.13**
	B. Promoter group		
20.	Milan Shibulal Manchanda	1,39,35,868	0.33
21.	Gaurav Manchanda	1,37,36,226	0.32
22.	Bhairavi Madhusudhan Shibulal	65,09,240	0.15
23.	Tanush Nilekani Chandra	7,77,600	0.02
	Total (B)	**3,49,58,934**	**0.82**
	Total A+B	**55,16,82,338**	**12.95**

8.2 The aggregate shareholding of the directors of the promoter, as on the date of the Public Announcement (i.e., June 22, 2021), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Directors			
1.	Nandan M. Nilekani	Non-Executive Director and Chairman of the Board	4,07,83,162	0.96
2.	Salil Parekh	Chief Executive Officer and Managing Director	6,52,562	0.02
3.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	12,19,089	0.03
4.	Kiran Mazumdar-Shaw	Lead Independent Director	Nil	Nil
5.	D. Sundaram	Independent Director	Nil	Nil
6.	Michael Gibbs	Independent Director	Nil	Nil
7.	Uri Levine	Independent Director	Nil	Nil
8.	Bobby Parikh	Independent Director	8,456	0.00
9.	Chitra Nayak	Independent Director	Nil	Nil
	Total (A)		**4,26,63,269**	**1.00**
	B. Key managerial personnel			
10.	Nilanjan Roy	Chief Financial Officer	27,355	0.00
11.	A.G.S. Manikantha	Company Secretary	7,502	0.00
12.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	Nil	Nil
13.	Mohit Joshi	President	Nil	Nil
14.	Ravi Kumar S.	President and Deputy Chief Operating Officer	Nil	Nil
15.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	58,208	0.00
	Total (B)		**93,065**	**0.00**
	Total A+B		**4,27,56,334**	**1.00**

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Number of ADRs held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	56,397*	0.00
2.	Mohit Joshi	President	6,370*	0.00
3.	Ravi Kumar S.	President and Deputy Chief Operating Officer	22	0.00
	Total		**62,789**	**0.00**

* *Includes dividend reinvestment shares rounded down to the nearest whole number*
Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Units ("**RSUs**") and Employee Stock Options ("**Options**") held by directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
	A. Directors				
1.	Salil Parekh	Chief Executive Officer and Managing Director	RSUs	2,38,052	–
2.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	RSUs	78,113	–
			Options	–	86,000
	Total (A)			**3,16,165**	**86,000**
	B. Key managerial personnel				
3.	Nilanjan Roy	Chief Financial Officer	RSUs	84,621	–
4.	A.G.S. Manikantha	Company Secretary	RSUs	8,695	–
5.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	ADR RSUs	1,27,193	–
			ADR Options	22,226	33,340
6.	Mohit Joshi	President	ADR RSUs	3,65,360	–
			ADR Options	–	2,25,500
7.	Ravi Kumar S.	President and Deputy Chief Operating Officer	ADR RSUs	3,51,960	–
8.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	RSUs	75,834	–
			Options	–	28,500
	Total (B)			**10,35,889**	**2,87,340**
	Total A+B			**13,52,054**	**3,73,340**

9. No Equity Shares of the Company have been purchased / sold by any promoter / promoter group, directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
	Promoter and promoter group						
1.	Gaurav Manchanda	18,00,000	Sale	938.95	22-Jul-2020	900.90	23-Jul-2020
2.	Milan Shibulal Manchanda	15,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
3.	Shreyas Shibulal	40,00,000	Sale	938.10	22-Jul-2020	900.75	23-Jul-2020
4.	Kumari Shibulal	12,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
5.	S.D. Shibulal	4,01,000	Gift (received)	Nil	12-Nov-2020	Nil	12-Nov-2020
6.	Kumari Shibulal	4,01,000	Gift (given)	Nil	12-Nov-2020	Nil	12-Nov-2020
7.	Bhairavi Madhusudhan Shibulal	1,75,000	Gift (received)	Nil	08-Dec-2020	Nil	08-Dec-2020
8.	Shreyas Shibulal	1,75,000	Gift (given)	Nil	08-Dec-2020	Nil	08-Dec-2020
9.	Tanush Chandra Nilekani	7,77,600	Gift (received)	Nil	09-Mar-2021	Nil	09-Mar-2021
10.	Janhavi Nilekani	7,77,600	Gift (given)	Nil	09-Mar-2021	Nil	09-Mar-2021
11.	Kumari Shibulal	36,47,965	Sale (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
12.	S.D. Shibulal	36,47,965	Purchase (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
	Directors						
13.	Salil Parekh	4,89,077	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,68,839	Sale	1,343.86	04-May-2021	1,285.05	03-Feb-2021
14.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		26,823	Sale	1,333.90	04-May-2021	1,285.05	03-Feb-2021
15.	Bobby Parikh	2,754	Purchase	933.60	27-Jul-2020	933.60	27-Jul-2020
	Key managerial personnel						
16.	Nilanjan Roy	24,256	Exercise of RSUs	5.00	18-May-2021	5.00	18-May-2021
		5,624	Sale	1,327.40	03-Mar-2021	1,320.00	03-Mar-2021
17.	A.G.S. Manikantha	3,842	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,000	Sale	1,327.40	03-Feb-2021	1,320.00	03-Feb-2021
18.	Krishnamurthy Shankar	29,726	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		5,192	Sale	1,327.40	03-Mar-2021	1,285.05	03-Feb-2021

9.1 No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		327*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		5,316	Sale	$18.80	10-Mar-2021	$18.57	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
		33,334	Sale	$19.24	07-Jun-2021	$19.24	07-Jun-2021
2.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		780*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		2,14,762	Sale	$18.80	10-Mar-2021	$14.83	09-Nov-2020
3.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		66,853	Sale	$18.80	10-Mar-2021	$17.36	04-Feb-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun- 2021
		1,04,600	Sale	$19.43	07-Jun- 2021	$19.23	07-Jun-2021

* *Rounded down to the nearest whole number*

9.2 No RSUs and Options of the Company have been exercised by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs / Options exercised	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Salil Parekh	4,89,077	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
2.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
3.	Nilanjan Roy	24,256	Exercise of RSUs	₹5.00	18-May-2021	₹5.00	18-May-2021
4.	A.G.S. Manikantha	3,842	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
5.	Krishnamurthy Shankar	29,726	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
6.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
7.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
8.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun-2021

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the promoters, promoter group and persons in control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

i. Immediately following the date of the Board meeting held on April 14, 2021 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts;

ii. As regards the Company's prospects for the year immediately following the date of the Board meeting held on April 14, 2021 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, and having regards to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on April 14, 2021, as also from the date of the Special Resolution;

iii. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016.

Contd...

13. **REPORT ADDRESSED TO THE BOARD BY THE COMPANY'S AUDITORS ON THE PERMISSIBLE CAPITAL PAYMENT AND THE OPINION FORMED BY THE DIRECTORS REGARDING INSOVENCY**

The text of the report dated April 14, 2021 received from Deloitte Haskins & Sells LLP, the statutory auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2021-22/01
AUDITOR'S REPORT

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated July 03, 2020.
2. The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on April 14, 2021, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.
3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment as at March 31, 2021" ('Annexure A') (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement to comply with the provisions of Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:
   i. we have inquired into the state of affairs of the Company in relation to the annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021;
   ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the annual audited standalone and consolidated financial statements as at March 31, 2021 in accordance with Section 68(2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and
   iii. the Board of Directors of the Company, in their Meeting held on April 14, 2021 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.
6. The annual standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated April 14, 2021. We conducted our audit of the annual standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the Institute of Chartered Accountants of India (the "Guidance Note") and Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.
8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that:
   i. We have inquired into the state of affairs of the Company in relation to its annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021, which have been approved by the Board of Directors of the Company on April 14, 2021.
   ii. The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited standalone and consolidated financial statements of the Company as at and for the year ended March 31, 2021.
   iii. The Board of Directors of the Company, at their meeting held on April 14, 2021 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated April 14, 2021 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) can be shared with the Merchant Bankers in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)
Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 21039826AAAACM6918
Place: Mumbai
Date: April 14, 2021

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited standalone and consolidated financial statements as at and for the twelve months period ended March 31, 2021.

Particulars	Amount (Rs. in crores) Standalone	Amount (Rs. in crores) Consolidated
Paid up Equity capital as at March 31, 2021 (A)	2,130	2,124
Free Reserves as at March 31, 2021:		
- Retained earnings*	57,485	62,574
- Securities Premium reserve	581	600
- General reserve	1,663	2,715
Total Free Reserves (B)	59,729	65,889
Total paid up Equity capital and free reserves (A+B)	61,859	68,013
Maximum amount permissible for buyback under Section 68 of the Act, i.e. lower of 25% of the total paid up capital and free reserves of the standalone and consolidated financial statements		15,465
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. lower of 15% of the total paid up capital and free reserves of the standalone and consolidated financial statements		9,279

* *Includes re-measurement loss on defined benefit plan of Rs. 33 crore and Rs. 69 crore on a standalone and consolidated basis, respectively.*

For Infosys Limited
Sd/-
Nilanjan Roy
Chief Financial Officer
Date: April 14, 2021

14. **GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT**

14.1 Subject to applicable law, in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus issue till the expiry of the Buyback period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 Subject to applicable law, in accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 Subject to applicable law, the Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and

14.7 The Company shall not buy back locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement, such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 14, 2021, and the audited accounts for the period from April 1, 2020 to March 31, 2021, are available for electronic inspection without any fee by the members of the Company. The audited accounts for the period from April 1, 2020 to March 31, 2021 are also available on the Company's website at https://www.infosys.com/investors/.

15. **INFORMATION ABOUT ACCEPTANCE OF EQUITY SHARES IN THE BUYBACK TO THE SHAREHOLDERS OF THE COMPANY**

15.1 Pursuant to the circular no. 20210319-1 dated March 19, 2021 issued by BSE and circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021 issued by NSE, the Indian Stock Exchanges are required to identify the counterparty to the trade executed by the Company under the Buyback using the unique client code provided to the Company on a daily basis. Post such identification, the Indian Stock Exchanges shall send SMS and email to such shareholders whose sell order gets matched with that of the Company on a daily basis informing them about their sell orders matched against buyback orders of the Company on the exchange trading platform together with the relevant details such as quantity and price of the Equity Shares that are bought back.

15.2 Shareholders are requested to ensure (via their broker) that their correct and valid mobile numbers and email IDs are updated in the unique client code database of the Indian Stock Exchanges.

15.3 For more information on the process of identification and circulation of the relevant information to the shareholders whose Equity Shares get accepted under the Buyback, please refer to BSE circular no. 20210319-1 dated March 19, 2021 and NSE circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021.

15.4 The Company will be discharging the tax on the buyback of shares at the applicable rate in accordance with the provisions of the Income-Tax Act, read with the rules thereunder.

Part B - Disclosures in accordance with Schedule IV of the Buy-back Regulations.

1. **DATE OF BOARD AND SHAREHOLDERS' APPROVALS**

The Board approval for the Buyback was granted on April 14, 2021 and the shareholders' approval for the Buyback was received on June 19, 2021, the results of which were announced on June 21, 2021.

2. **MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS, AND COST OF FINANCING THE BUYBACK**

2.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares, comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 2,62,85,714 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively) from the open market through the Indian Stock Exchanges.

3. **PROPOSED TIMETABLE FOR THE BUYBACK**

Activity	Date
Date of commencement of the Buyback	June 25, 2021
Acceptance of Equity Shares accepted in dematerialized mode	Upon the relevant payout by the Indian Stock Exchanges
Extinguishment of Equity Shares	Equity Shares bought back will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. The Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback period.
Last Date for the Buyback	Earlier of:
	(a) December 24, 2021 (that is 6 months from the date of the opening of the Buyback); or
	(b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or
	(c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. **PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK**

4.1 In terms of Regulation 40(1) of the LODR Regulations, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Demat Shares. The promoters, promoter group, and persons in control of the Company shall not participate in the Buyback. Shareholders holding Equity Shares in physical form can participate in the Buyback after such Equity Shares are dematerialized by approaching a depository participant.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid-up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid-up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person : Sushmita Iyer
Phone : 1-800-209-9191
Email : service.securities@kotak.com
Website : www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 (INFY) at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. The American Depositary Shares ("**ADSs**") are traded on the New York Stock Exchange ("**NYSE**") under the symbol 'INFY'. ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on June 25, 2021 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and/or NSE on the normal trading segment to Buyback the Equity Shares through the Company's Broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a "buy" order for Buyback of the Equity Shares. The stock broker shall place a "buy" order for Buyback of Demat Shares, by indicating to the Company's Broker, the number of Equity Shares it intends to buy and the trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price would not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** As per the proviso to Regulation 40(1) of the LODR Regulations, read with SEBI's press release no. 12/2019 dated March 27, 2019, effective from April 1, 2019, transfers of securities shall not be processed unless the securities are held in the dematerialized form with a depository ("**LODR Amendment**"). Accordingly, the Company shall not accept the Equity Shares tendered under the Buyback unless such Equity Shares are in dematerialized form.

Accordingly, all eligible shareholders of the Company holding Equity Shares in physical form and desirous of tendering their Equity Shares in the buyback are advised to approach the concerned depository participant to have their Equity Shares dematerialized. In case any eligible shareholder has submitted Equity Shares in physical form for dematerialization, such shareholders should ensure that the process of dematerialization is completed well in time so that they can participate in the buyback before buyback closing date.

4.11 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.12 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.13 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/buyback-2021.html on a daily basis.

4.14 Eligible sellers who intend to participate in the Buyback should consult their respective tax advisors before participating in the Buyback.

4.15 ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. **METHOD OF SETTLEMENT**

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's Broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled 'Infosys Limited' with Kotak Securities Limited ("**Buyback Demat Account**"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("**DP**") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 2018, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days of the expiry of the Buyback period.

5.3 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. **BRIEF INFORMATION ABOUT THE COMPANY**

6.1 **History of the Company**

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on Indian stock exchanges in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its ADSs from Euronext Paris and London on July 5, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol "INFY" and investors continue to trade their ADSs on the NYSE.

6.2 **Overview of the Company**

(i) Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services enabling clients in more than 50 countries to create and execute strategies for their digital transformation. The Company's brand is built around the premise that its four decades of experience in managing the systems and workings of global enterprises uniquely positions it to be navigators for its clients. The Company enables enterprises with an AI-powered Core. It empowers the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. The Company's Always-on Learning foundation drives its continuous improvement through building and transferring digital skills, expertise and ideas from its innovation ecosystem. The Company's localization investments in talent and digital centers help accelerate the business transformation agenda. In this way, it helps businesses continuously evolve into responsive Live Enterprises.

(ii) The Company's solutions have been primarily classified as Digital and Core.

Digital:

- Experience
- Accelerate
- Insight
- Assure
- Innovate

Core

- Application management services
- Proprietary application development services
- Independent validation solutions
- Product engineering and management
- Infrastructure management services
- Traditional enterprise application implementation
- Support and integration services

Our Products & Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®
- Stater Mortgage Servicing Platform
- Wingspan®
- Infosys Meridian
- CyberNext
- LEAP

(iii) The Company's corporate headquarters is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / +91-80-4116 7775.

7. **FINANCIAL INFORMATION ABOUT THE COMPANY**

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2021, March 31, 2020 and March 31, 2019 is provided below:

(i) Based on audited standalone financial statements under Ind AS for the years ended March 31, 2021 and March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	85,912	79,047	73,107
Other Income, net	2,467	2,700	2,852
Total Income	88,379	81,747	75,959
Total expenses excluding interest, depreciation & tax(8)	61,455	59,012	54,433
Finance cost(1)	126	114	NIL
Depreciation	2,321	2,144	1,599
Profit before tax	24,477	20,477	19,927
Provision for tax (incl. deferred tax)	6,429	4,934	5,225
Profit after tax(8)	18,048	15,543	14,702
Other comprehensive income / (loss), net of tax	191	(234)	79
Total comprehensive income	18,239	15,309	14,781

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,130	2,129	2,178
Reserves and surplus(2)	69,401	60,105	60,533
Net worth/ Shareholders equity(3)	71,531	62,234	62,711
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)(4)	42.37	36.34	33.66
Book value per share (₹)(5)	167.89	146.12	143.96
Debt-equity ratio(6)	NA	NA	NA
Return on net worth (%)(7)	26.98	24.88	23.30

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company*
4. *Earnings per share = Profit after tax / Weighted average number of equity shares for the year*
5. *Book value per share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit after tax/ Average net worth*
8. *During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the three months ended June 30, 2018, the company recorded ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.*
   During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

Contd...

(ii) Based on audited consolidated financial statements under Ind AS for the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	100,472	90,791	82,675
Other income, net	2,201	2,803	2,882
Total income	102,673	93,594	85,557
Total expenses excluding interest, depreciation & tax(8)	72,583	68,524	62,505
Finance cost(1)	195	170	NIL
Depreciation	3,267	2,893	2,011
Profit before tax	26,628	22,007	21,041
Provision for tax (incl. deferred tax)	7,205	5,368	5,631
Profit after tax(8)	19,423	16,639	15,410
Other comprehensive income / (loss), net of tax	306	151	134
Total comprehensive income	19,729	16,790	15,544
Profit after tax attributable to:			
Owners of the Company	19,351	16,594	15,404
Non-controlling interests	72	45	6
Total comprehensive income attributable to:			
Owners of the Company	19,651	16,732	15,538
Non-controlling interests	78	58	6

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,124	2,122	2,170
Reserves and surplus(2)	74,227	63,328	62,778
Net worth/ Shareholders equity(3)	76,351	65,450	64,948
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)(4)	45.61	38.97	35.44
Book value per share (₹)(5)	179.85	154.34	149.79
Debt-equity ratio(6)	NA	NA	NA
Return on net worth (%)(7)	27.29	25.45	23.72

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company.*
4. *Earnings per Share = Profit attributable to the owners of the Company / Weighted average number of equity Shares for the year*
5. *Book value per Share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit attributable to the owners of the Company / Average net worth*
8. *During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Skava and Panaya, collectively referred to as the "Disposal Group", as 'Held for Sale'. Consequently, during the three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹270 crore, respectively, in respect of Panaya.*

During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.

8. DETAILS OF ESCROW AGENT

8.1 In accordance with Regulation 20 of the Buyback Regulations, an escrow agreement ("**Escrow Agreement**") is to be entered into amongst the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("**Escrow Agent**"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051. Escrow Agreement dated June 16, 2021 has been entered into amongst the parties.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style 'Infosys Ltd Buyback – Escrow Account' bearing the account number 2545173539. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the Maximum Buyback Size in the Escrow Account and arrange for a bank guarantee issued in favor of the Manager to the Buyback before the Buyback Opening Date i.e. Friday, June 25, 2021, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Manager to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Further, such bank guarantee shall be valid (i) for a period of 30 days after the expiry of the Buyback period, or (ii) till the completion of all obligations of the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. FIRM FINANCING ARRANGEMENTS

9.1 The Company, duly authorized by its buyback committee, as constituted by the Board ("**Buyback Committee**"), has identified and earmarked funds for the purpose of fulfillment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated June 21, 2021 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Chartered Accountants, Statutory auditors of the Company (Membership Number 110815, Firm Registration number 117366W/W-100018, having its office at Prestige Trade Tower, Level 19, 46, Palace Road, High Grounds, Bengaluru – 560 001, Karnataka, India, Telephone number +91 80 6188 6000, Fax number +91 80 6188 6000), have certified, vide their report IL/2021-22/14 dated June 21, 2021, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. LISTING DETAILS AND STOCK MARKET DATA

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.00	03-Sep-2018	628,171	1,099.00	16-Apr-2018	531,561	1,266.85	31,531,088
September 4, 2018 to March 31, 2019	771.15	8-Feb-2019	312,650	600.65	26-Nov-2018	628,314	702.01	79,231,928
March 31, 2020	847.40	6-Sep-2019	145,166	511.10	19-Mar-2020	2,113,081	741.88	128,544,321
March 31, 2021	1,406.25	16-Mar-2021	266,475	582.35	03-Apr-2020	327,035	1,016.15	127,254,455

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,265.00	24-Dec-2020	503,008	1,105.55	01-Dec-2020	571,933	1,184.33	11,529,589
January 21	1,392.70	13-Jan-2021	993,426	1,231.15	29-Jan-2021	401,843	1,316.87	16,450,656
February 21	1,331.85	9-Feb-2021	499,049	1,230.00	24-Feb-2021	1,479,897	1,283.75	9,734,554
March 21	1,406.25	16-Mar-2021	266,475	1,259.70	01-Mar-2021	174,197	1,349.16	7,602,453
April 21	1,480.00	12-Apr-2021	778,970	1,320.35	15-Apr-2021	1,327,320	1,379.54	10,376,097
May 21	1,415.50	27-May-2021	1,353,941	1,311.80	14-May-2021	256,247	1,353.04	9,713,239

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.bseindia.com.
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

NSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.90	03-Sep-2018	5,488,164	1,102.00	16-Apr-2018	12,372,542	1,266.91	463,694,896
September 4, 2018 to March 31, 2019	772.25	08-Feb-2019	5,915,169	599.85	26-Nov-2018	15,075,209	702.27	1,145,412,528
March 31, 2020	847.00	06-Sep-2019	6,106,841	509.25	19-Mar-2020	16,584,106	741.88	2,335,794,083
March 31, 2021	1,406.00	16-Mar-2021	9,352,771	582.15	03-Apr-2020	10,221,890	1,016.16	2,622,290,071

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,258.85	23-Dec-2020	15,878,346	1,105.05	01-Dec-2020	8,933,802	1,184.40	205,793,830
January 21	1,392.80	13-Jan-2021	14,442,997	1,231.00	29-Jan-2021	12,183,519	1,316.97	206,714,641
February 21	1,332.00	09-Feb-2021	7,965,949	1,241.00	01-Feb-2021	8,880,279	1,283.76	135,880,762
March 21	1,406.00	16-Mar-2021	9,352,771	1,259.00	01-Mar-2021	5,756,286	1,349.14	170,797,260
April 21	1,477.55	12-Apr-2021	20,384,532	1,320.00	15-Apr-2021	25,342,491	1,379.59	174,375,276
May 21	1,416.25	27-May-2021	15,365,391	1,311.30	14-May-2021	4,824,609	1,352.94	110,635,877

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.nseindia.com
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

10.3 Notice of the Board meeting to consider the proposal of the Buyback was given to the NSE and BSE on April 11, 2021. The stock prices on the Indian Stock Exchanges on relevant dates are:

Date	Description	NSE			BSE		
		High (₹)	Low (₹)	Closing (₹)	High (₹)	Low (₹)	Closing (₹)
April 9, 2021	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	1,455.00	1,430.05	1,441.05	1,454.00	1,430.40	1,440.75
April 14, 2021*	Board Meeting Date*	1,435.25	1,375.00	1,397.15	1,435.95	1,375.00	1,398.60
April 15, 2021	First Trading Day post Board Meeting Date	1,366.40	1,320.00	1,360.75	1,366.60	1,320.35	1,361.50

* *Since the date of Board Meeting day was a holiday, the immediate preceding working day has been considered (i.e. April 13, 2021)*

11. PRESENT CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars of share capital	As on date of the Public Announcement	Post completion of the Buyback*
Authorised: 4,80,00,00,000 Equity Shares of ₹ 5/- each	24,00,00,00,000	24,00,00,00,000
Issued: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675
Subscribed and fully paid-up: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675

* *Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid-up Equity Shares or calls in arrears.

11.3 As on the date of this Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) except 61,95,455 outstanding and vested and unvested employee stock options. As of March 31, 2021, the Company had outstanding and vested and unvested employee stock options (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) pursuant to exercise of which the Company would be required to issue a maximum of 68,05,069 Equity Shares to the employees of the Company.

11.4 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback period.

11.5 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations.

11.6 Shareholding pattern of the Company, as on June 19, 2021, is as shown below:

Shareholders	Pre Buyback		Post Buyback	
	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and/or persons who are in the control and/or acting in concert (promoter group)	55,16,82,338	12.95	55,16,82,338	13.11
Indian financial institutions	1,280	0.00	3,65,70,17,997*	86.89
Banks	16,12,350	0.04		
Mutual funds	55,55,71,906	13.04		
Indian public & corporates	97,90,47,989	22.98		
Foreign institutional investors	1,40,76,71,054	33.03		
NRIs	2,91,18,269	0.68		
Foreign nationals and overseas corporate bodies	2,41,138	0.01		
American Depository Shares (ADSs)	73,63,25,439	17.28		
Total	**4,26,12,71,763**	**100.00**	**4,20,87,00,335**	**100.00**

* *Assuming that as a part of the Buyback, Maximum Buyback Shares are bought back. The shareholding, post completion of the Buyback, may differ depending upon the actual number of Equity Shares bought back in the Buyback.*

12. SHAREHOLDING OF THE PROMOTERS, DIRECTORS AND KEY MANAGERIAL PERSONNEL

12.1 For the aggregate shareholding of the promoters and directors of the promoter entities as on June 22, 2021, please refer to Paragraph 8 of Part A above.

12.2 For the details of the transactions made by the persons mentioned in paragraph 12.1 above, please refer to Paragraph 9 of Part A above.

12.3 The promoters are not permitted to deal in the Equity Shares on the Indian Stock Exchanges or off-market, including inter-se transfer of Equity Shares among the promoters from the date of the shareholders' approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

12.4 The aggregate shareholding of the promoters as on date of this Public Announcement is 12.95% of the total equity share capital of the Company. While the promoters are not eligible to participate in the Buyback, depending on the number of Equity Shares bought back by the Company, their effective shareholding percentage in the Company, will increase marginally.

12.5 Such an increase in the percentage holding / voting rights of the promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

13. MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE LIKELY IMPACT OF THE BUYBACK ON THE COMPANY

13.1 The Buyback is not likely to cause any material impact on the profitability / earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income.

13.2 The Buyback is not expected to impact growth opportunities for the Company.

13.3 The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long-term, thereby leading to long-term increase in members' value. The Company believes that the Buyback will contribute to the overall enhancement of shareholders' value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances / deposits and / or short-term investments and / or internal accruals of the Company.

13.4 Pursuant to Regulation 16(ii) of the Buyback Regulations, the promoters, promoter group and persons in control are not entitled to participate under the Buyback.

13.5 The Buyback of Equity Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

13.6 Consequent to the Buyback and based on the number of Equity Shares bought back from the shareholders excluding the promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid-up equity share capital of the Company.

13.7 As required under Section 68(2)(d) of the Companies Act, 2013, the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up equity share capital and free reserves post the Buyback.

13.8 Unless otherwise determined by the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

13.9 In accordance with Regulation 24 (i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities including by way of bonus till the expiry of the Buyback period.

13.10 Consequent to the Buyback and based on the number of Equity Shares bought back by the Company from its shareholders (other than from its promoters and promoter group), the shareholding pattern of the Company would undergo a change.

13.11 The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet.

13.12 The promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the promoters during the period from the date of passing the shareholders' resolution, till the closing of the Buyback.

14. STATUTORY APPROVALS

14.1 Pursuant to Sections 68, 69, 70 and 110, and all other applicable provisions, of the Companies Act, 2013 and the rules made thereunder, the Board at its meeting held on April 14, 2021 approved the proposal for the Buyback and shareholders' approval for the Buyback, was received on June 19, 2021, the results of which were announced on June 21, 2021.

14.2 The Buyback from each eligible shareholder is subject to all approvals if any required, under the provisions of the Companies Act, the Buyback Regulations, Foreign Exchange Management Act, 1999 ("**FEMA**") and / or such other acts in force for the time being. The eligible shareholders shall be solely responsible for determining the requirements for, and obtaining, all such statutory approvals and consents as may be required by them in order to sell their Equity Shares to the Company pursuant to the Buyback. Eligible shareholder would be required to provide copies of all such consents and approvals obtained by them to the Company's Broker.

14.3 The Buyback from the eligible shareholders who are residents outside India, (for example, (a) foreign corporate bodies (including erstwhile overseas corporate bodies), (b) foreign institutional investors / foreign portfolio investors, (c) non-resident Indians, (d) members of foreign nationality and (e) ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any), shall be subject to (i) FEMA and rules and regulations framed thereunder, (ii) Income Tax Act, 1961 and rules and regulations framed thereunder, (iii) the Depository Receipts Scheme, 2014, as applicable, and also (iv) such approvals, if and to the extent necessary or required from concerned authorities under applicable laws and regulations including but not limited to approvals from the Reserve Bank of India ("**RBI**").

As mentioned above, the Buyback of Equity Shares from non-residents ("**NR**") and non resident Indian ("**NRI**") shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile Overseas Corporate Body ("**OCBs**") must obtain all specific approvals required to participate in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals, so as to enable them to participate in the Buyback. The Company will have the right to make payment to the eligible shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the eligible shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

14.4 Non-resident shareholders (excluding OCBs) permitted under general permission under the consolidated Foreign Direct Investment policy issued by the Government of India read with applicable regulations issued under FEMA, are not required to obtain approvals from RBI.

14.5 By agreeing to participate in the Buyback, each eligible shareholder (including each NR shareholder) undertakes to complete all relevant regulatory/statutory filings and compliances to be made by it under applicable law, including filing of Form FC-TRS. Further, by agreeing to participate in the Buyback, each eligible shareholder authorizes the Company and undertakes to provide requisite assistance to the Company to take all necessary action for making any regulatory/statutory filings and compliances for the purpose of Buyback to the extent required under applicable laws or as directed by any regulatory or statutory authority in future.

14.6 To the best knowledge of the Company, as on the date hereof, there is no statutory or regulatory approval required to implement the Buyback, other than as indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback offer will be subject to such statutory or regulatory approval(s) and subject to the obligations of the eligible shareholders to obtain the consents and approvals necessary for transfer of their Equity Shares to the Company as set out under paragraphs 14.2 and 14.3 above, the Company shall obtain such statutory or regulatory approvals, as may be required from time to time, if any, for completion of the Company's obligations in relation to the Buyback.

15. COLLECTION AND BIDDING CENTERS

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centers and bidding centers is not applicable.

16. COMPLIANCE OFFICER AND INVESTOR SERVICE CENTER

16.1 The Company has designated the following as the Investor Service Center for the Buyback:

KFINTECH

KFin Technologies Private Limited
Selenium Tower B, Plot 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500 032
Contact Person : M. Murali Krishna
Phone : 1- 800-309-4001
Email : einward.ris@kfintech.com
SEBI Registration : INR000000221
Validity period : Permanent Registration

16.2 In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address except Saturday, Sunday and Public holidays.

16.3 The Company has designated the following as the Compliance Officer for the Buyback:

Name : A. G. S. Manikantha
Designation : Company Secretary
Address : Infosys Limited
No. 44, Electronics City, Hosur Road,
Bengaluru, Karnataka 560 100, India
Tel : +91 80 4116 7775
Email id : sharebuyback@infosys.com

16.4 In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

17. MERCHANT BANKER / MANAGER TO THE BUYBACK

The Company has appointed the following as Merchant Banker / Manager to the Buyback:

kotak Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot no. C-27, "G" Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2021@kotak.com
SEBI Registration: INM000008704
Validity Period : Permanent Registration

18. DIRECTORS' RESPONSIBILITY

As per Regulation 24(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that this Public Announcement contains true, factual and material information and does not contain any misleading information. This Public Announcement is issued under the authority of the Buyback Committee in terms of the resolution dated June 22, 2021.

For and on behalf of the Board of Directors

of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place : Mumbai / Bengaluru

Date : June 22, 2021

Forward-looking statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2021.

INFOSYS LIMITED

Registered office: No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: +91 80 2852 0261 / extn 67775
Fax: +91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED ("THE COMPANY"), FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018.

This public announcement ("**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF THE BUYBACK AND OFFER PRICE

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on April 14, 2021, has, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended ("**the Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.87% and 13.53% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone basis and consolidated basis, respectively) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/buyback-2021.html) and is expected to be available on the website of Securities and Exchange Board of India ("**SEBI**") (www.sebi.gov.in) and the Indian Stock Exchanges (as defined below) during the Buyback period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, at its meeting held on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

i. The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Dividend and buyback include applicable taxes.

ii. In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on April 14, 2021, has approved the proposal for recommending buyback of Equity Shares of Maximum Buyback Size of up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only).

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

i. The Buyback will help the Company to return surplus cash to its members;

ii. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long-term increase in members' value; and

iii. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID-UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), being 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY BACK

4.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 2,62,85,714 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

i. Premiums of 31.27% and 31.14% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

ii. Premiums of 23.71% and 24.76% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

iii. Premiums of 21.46% and 21.44% over the closing price of the Equity Shares on BSE and NSE, respectively as on April 9, 2021, being the last trading date prior to the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, among other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹1,750/- per Equity Share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback through the open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

As per the latest audited Balance Sheet of the Company as at March 31, 2021, the total paid-up equity capital and free reserves are as follows:

(₹ in crore)

Particulars	Standalone	Consolidated
Total paid-up equity capital	2,130	2,124
Free reserves	59,729	65,889
Aggregate of the total paid-up equity capital and free reserves	61,859	68,013
15% of the aggregate of the total paid-up equity capital and free reserves	9,279	10,202
Lower of 15% of the aggregate of the total paid-up equity capital and free reserves of standalone and consolidated financial statements		9,279

Based on the above, the Maximum Buyback Size, i.e. ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), is less than 15% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(iv)(b) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("**LODR Regulations**"), except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Equity Shares in dematerialized form ("**Demat Shares**"). The promoters, promoter group and persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buy back Equity Shares which are locked-in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

7.2 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

7.3 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY, AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the promoters and promoter group, the directors of the promoter where promoter is a company, and of directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021) is as below.

8.1 The aggregate shareholding of the promoters and promoter group as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Promoters		
1.	Sudha Gopalakrishnan	9,53,57,000	2.24
2.	Rohan Murty	6,08,12,892	1.43
3.	S. Gopalakrishnan	4,18,53,808	0.98
4.	Nandan M. Nilekani	4,07,83,162	0.96
5.	Akshata Murty	3,89,57,096	0.91
6.	Asha Dinesh	3,85,79,304	0.91
7.	Sudha N. Murty	3,45,50,626	0.81
8.	Rohini Nilekani	3,43,35,092	0.81
9.	Dinesh Krishnaswamy	3,24,79,590	0.76
10.	Shreyas Shibulal	2,38,74,350	0.56
11.	N.R. Narayana Murthy	1,66,45,638	0.39
12.	Nihar Nilekani	1,26,77,752	0.30
13.	Janhavi Nilekani	1,18,87,562	0.28
14.	Deeksha Dinesh	76,46,684	0.18
15.	Divya Dinesh	76,46,684	0.18
16.	S.D. Shibulal	58,14,733	0.14
17.	Kumari Shibulal	52,48,965	0.12
18.	Meghana Gopalakrishnan	48,34,928	0.11
19.	Shruti Shibulal	27,37,538	0.06
	Total (A)	**51,67,23,404**	**12.13**
	B. Promoter group		
20.	Milan Shibulal Manchanda	1,39,35,868	0.33
21.	Gaurav Manchanda	1,37,36,226	0.32
22.	Bhairavi Madhusudhan Shibulal	65,09,240	0.15
23.	Tanush Nilekani Chandra	7,77,600	0.02
	Total (B)	**3,49,58,934**	**0.82**
	Total A+B	**55,16,82,338**	**12.95**

8.2 The aggregate shareholding of the directors of the promoter, as on the date of the Public Announcement (i.e., June 22, 2021), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
		A. Directors		
1.	Nandan M. Nilekani	Non-Executive Director and Chairman of the Board	4,07,83,162	0.96
2.	Salil Parekh	Chief Executive Officer and Managing Director	6,52,562	0.02
3.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	12,19,089	0.03
4.	Kiran Mazumdar-Shaw	Lead Independent Director	Nil	Nil
5.	D. Sundaram	Independent Director	Nil	Nil
6.	Michael Gibbs	Independent Director	Nil	Nil
7.	Uri Levine	Independent Director	Nil	Nil
8.	Bobby Parikh	Independent Director	8,456	0.00
9.	Chitra Nayak	Independent Director	Nil	Nil
	Total (A)		**4,26,63,269**	**1.00**
		B. Key managerial personnel		
10.	Nilanjan Roy	Chief Financial Officer	27,355	0.00
11.	A.G.S. Manikantha	Company Secretary	7,502	0.00
12.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	Nil	Nil
13.	Mohit Joshi	President	Nil	Nil
14.	Ravi Kumar S.	President and Deputy Chief Operating Officer	Nil	Nil
15.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	58,208	0.00
	Total (B)		**93,065**	**0.00**
	Total A+B		**4,27,56,334**	**1.00**

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Number of ADRs held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	56,397*	0.00
2.	Mohit Joshi	President	6,370*	0.00
3.	Ravi Kumar S.	President and Deputy Chief Operating Officer	22	0.00
	Total		**62,789**	**0.00**

* *Includes dividend reinvestment shares rounded down to the nearest whole number*
Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Units ("**RSUs**") and Employee Stock Options ("**Options**") held by directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
		A. Directors			
1.	Salil Parekh	Chief Executive Officer and Managing Director	RSUs	2,38,052	–
2.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	RSUs	78,113	–
			Options	–	86,000
	Total (A)			**3,16,165**	**86,000**
		B. Key managerial personnel			
3.	Nilanjan Roy	Chief Financial Officer	RSUs	84,621	–
4.	A.G.S. Manikantha	Company Secretary	RSUs	8,695	–
5.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	ADR RSUs	1,27,193	–
			ADR Options	22,226	33,340
6.	Mohit Joshi	President	ADR RSUs	3,65,360	–
			ADR Options	–	2,25,500
7.	Ravi Kumar S.	President and Deputy Chief Operating Officer	ADR RSUs	3,51,960	–
8.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	RSUs	75,834	–
			Options	–	28,500
	Total (B)			**10,35,889**	**2,87,340**
	Total A+B			**13,52,054**	**3,73,340**

9. No Equity Shares of the Company have been purchased / sold by any promoter / promoter group, directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
			Promoter and promoter group				
1.	Gaurav Manchanda	18,00,000	Sale	938.95	22-Jul-2020	900.90	23-Jul-2020
2.	Milan Shibulal Manchanda	15,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
3.	Shreyas Shibulal	40,00,000	Sale	938.10	22-Jul-2020	900.75	23-Jul-2020
4.	Kumari Shibulal	12,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
5.	S.D. Shibulal	4,01,000	Gift (received)	Nil	12-Nov-2020	Nil	12-Nov-2020
6.	Kumari Shibulal	4,01,000	Gift (given)	Nil	12-Nov-2020	Nil	12-Nov-2020
7.	Bhairavi Madhusudhan Shibulal	1,75,000	Gift (received)	Nil	08-Dec-2020	Nil	08-Dec-2020
8.	Shreyas Shibulal	1,75,000	Gift (given)	Nil	08-Dec-2020	Nil	08-Dec-2020
9.	Tanush Chandra Nilekani	7,77,600	Gift (received)	Nil	09-Mar-2021	Nil	09-Mar-2021
10.	Janhavi Nilekani	7,77,600	Gift (given)	Nil	09-Mar-2021	Nil	09-Mar-2021
11.	Kumari Shibulal	36,47,965	Sale (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
12.	S.D. Shibulal	36,47,965	Purchase (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
			Directors				
13.	Salil Parekh	4,89,077	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,68,839	Sale	1,343.86	04-May-2021	1,285.05	03-Feb-2021
14.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		26,823	Sale	1,333.90	04-May-2021	1,285.05	03-Feb-2021
15.	Bobby Parikh	2,754	Purchase	933.60	27-Jul-2020	933.60	27-Jul-2020
			Key managerial personnel				
16.	Nilanjan Roy	24,256	Exercise of RSUs	5.00	18-May-2021	5.00	18-May-2021
		5,624	Sale	1,327.40	03-Mar-2021	1,320.00	03-Mar-2021
17.	A.G.S. Manikantha	3,842	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,000	Sale	1,327.40	03-Feb-2021	1,320.00	03-Feb-2021
18.	Krishnamurthy Shankar	29,726	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		5,192	Sale	1,327.40	03-Mar-2021	1,285.05	03-Feb-2021

9.1 No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		327*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		5,316	Sale	$18.80	10-Mar-2021	$18.57	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
		33,334	Sale	$19.24	07-Jun-2021	$19.24	07-Jun-2021
2.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		780*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		2,14,762	Sale	$18.80	10-Mar-2021	$14.83	09-Nov-2020
3.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		66,853	Sale	$18.80	10-Mar-2021	$17.36	04-Feb-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun- 2021
		1,04,600	Sale	$19.43	07-Jun- 2021	$19.23	07-Jun-2021

* *Rounded down to the nearest whole number*

9.2 No RSUs and Options of the Company have been exercised by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs / Options exercised	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Salil Parekh	4,89,077	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
2.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
3.	Nilanjan Roy	24,256	Exercise of RSUs	₹5.00	18-May-2021	₹5.00	18-May-2021
4.	A.G.S. Manikantha	3,842	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
5.	Krishnamurthy Shankar	29,726	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
6.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
7.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
8.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun-2021

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the promoters, promoter group and persons in control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

i. Immediately following the date of the Board meeting held on April 14, 2021 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts;

ii. As regards the Company's prospects for the year immediately following the date of the Board meeting held on April 14, 2021 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, and having regards to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on April 14, 2021, as also from the date of the Special Resolution;

iii. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016.

Contd...

13. REPORT ADDRESSED TO THE BOARD BY THE COMPANY'S AUDITORS ON THE PERMISSIBLE CAPITAL PAYMENT AND THE OPINION FORMED BY THE DIRECTORS REGARDING INSOVENCY

The text of the report dated April 14, 2021 received from Deloitte Haskins & Sells LLP, the statutory auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2021-22/01
AUDITOR'S REPORT

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated July 03, 2020.
2. The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on April 14, 2021, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.
3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment as at March 31, 2021" ('Annexure A') (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement to comply with the provisions of Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:
   i. we have inquired into the state of affairs of the Company in relation to the annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021;
   ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the annual audited standalone and consolidated financial statements as at March 31, 2021 in accordance with Section 68(2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and
   iii. the Board of Directors of the Company, in their Meeting held on April 14, 2021 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.
6. The annual standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated April 14, 2021. We conducted our audit of the annual standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the Institute of Chartered Accountants of India (the "Guidance Note") and Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.
8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that:
   i. We have inquired into the state of affairs of the Company in relation to its annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021, which have been approved by the Board of Directors of the Company on April 14, 2021.
   ii. The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited standalone and consolidated financial statements of the Company as at and for the year ended March 31, 2021.
   iii. The Board of Directors of the Company, at their meeting held on April 14, 2021 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated April 14, 2021 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) can be shared with the Merchant Bankers in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)
Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 21039826AAAACM6918
Place: Mumbai
Date: April 14, 2021

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited standalone and consolidated financial statements as at and for the twelve months period ended March 31, 2021.

Particulars	Amount (Rs. in crores) Standalone	Amount (Rs. in crores) Consolidated
Paid up Equity capital as at March 31, 2021 (A)	2,130	2,124
Free Reserves as at March 31, 2021:		
- Retained earnings*	57,485	62,574
- Securities Premium reserve	581	600
- General reserve	1,663	2,715
Total Free Reserves (B)	59,729	65,889
Total paid up Equity capital and free reserves (A+B)	61,859	68,013
Maximum amount permissible for buyback under Section 68 of the Act, i.e. lower of 25% of the total paid up capital and free reserves of the standalone and consolidated financial statements		15,465
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. lower of 15% of the total paid up capital and free reserves of the standalone and consolidated financial statements		9,279

* *Includes re-measurement loss on defined benefit plan of Rs. 33 crore and Rs. 69 crore on a standalone and consolidated basis, respectively.*

For Infosys Limited
Sd/-
Nilanjan Roy
Chief Financial Officer
Date: April 14, 2021

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT

14.1 Subject to applicable law, in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus issue till the expiry of the Buyback period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 Subject to applicable law, in accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 Subject to applicable law, the Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and

14.7 The Company shall not buy back locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement, such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 14, 2021, and the audited accounts for the period from April 1, 2020 to March 31, 2021, are available for electronic inspection without any fee by the members of the Company. The audited accounts for the period from April 1, 2020 to March 31, 2021 are also available on the Company's website at https://www.infosys.com/investors/.

15. INFORMATION ABOUT ACCEPTANCE OF EQUITY SHARES IN THE BUYBACK TO THE SHAREHOLDERS OF THE COMPANY

15.1 Pursuant to the circular no. 20210319-1 dated March 19, 2021 issued by BSE and circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021 issued by NSE, the Indian Stock Exchanges are required to identify the counterparty to the trade executed by the Company under the Buyback using the unique client code provided to the Company on a daily basis. Post such identification, the Indian Stock Exchanges shall send SMS and email to such shareholders whose sell order gets matched with that of the Company on a daily basis informing them about their sell orders matched against buyback orders of the Company on the exchange trading platform together with the relevant details such as quantity and price of the Equity Shares that are bought back.

15.2 Shareholders are requested to ensure (via their broker) that their correct and valid mobile numbers and email IDs are updated in the unique client code database of the Indian Stock Exchanges.

15.3 For more information on the process of identification and circulation of the relevant information to the shareholders whose Equity Shares get accepted under the Buyback, please refer to BSE circular no. 20210319-1 dated March 19, 2021 and NSE circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021.

15.4 The Company will be discharging the tax on the buyback of shares at the applicable rate in accordance with the provisions of the Income-Tax Act, read with the rules thereunder.

Part B - Disclosures in accordance with Schedule IV of the Buy-back Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on April 14, 2021 and the shareholders' approval for the Buyback was received on June 19, 2021, the results of which were announced on June 21, 2021.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS, AND COST OF FINANCING THE BUYBACK

2.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares, comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 2,62,85,714 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	June 25, 2021
Acceptance of Equity Shares accepted in dematerialized mode	Upon the relevant payout by the Indian Stock Exchanges
Extinguishment of Equity Shares	Equity Shares bought back will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. The Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback period.
Last Date for the Buyback	Earlier of:
	(a) December 24, 2021 (that is 6 months from the date of the opening of the Buyback); or
	(b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or
	(c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 In terms of Regulation 40(1) of the LODR Regulations, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Demat Shares. The promoters, promoter group, and persons in control of the Company shall not participate in the Buyback. Shareholders holding Equity Shares in physical form can participate in the Buyback after such Equity Shares are dematerialized by approaching a depository participant.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid-up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid-up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person : Sushmita Iyer
Phone : 1-800-209-9191
Email : service.securities@kotak.com
Website : www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 (INFY) at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. The American Depositary Shares ("**ADSs**") are traded on the New York Stock Exchange ("**NYSE**") under the symbol 'INFY'. ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on June 25, 2021 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and/or NSE on the normal trading segment to Buyback the Equity Shares through the Company's Broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a "buy" order for Buyback of the Equity Shares. The Company shall place a "buy" order for Buyback of Demat Shares, by indicating to the Company's Broker, the number of Equity Shares it intends to buy and the trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price would not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** As per the proviso to Regulation 40(1) of the LODR Regulations, read with SEBI's press release no. 12/2019 dated March 27, 2019, effective from April 1, 2019, transfers of securities shall not be processed unless the securities are held in the dematerialized form with a depository ("**LODR Amendment**"). Accordingly, the Company shall not accept the Equity Shares tendered under the Buyback unless such Equity Shares are in dematerialized form.

Accordingly, all eligible shareholders of the Company holding Equity Shares in physical form and desirous of tendering their Equity Shares in the buyback are advised to approach the concerned depository participant to have their Equity Shares dematerialized. In case any eligible shareholder has submitted Equity Shares in physical form for dematerialization, such shareholders should ensure that the process of dematerialization is completed well in time so that they can participate in the buyback before buyback closing date.

4.11 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.12 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.13 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/buyback-2021.html on a daily basis.

4.14 Eligible sellers who intend to participate in the Buyback should consult their respective tax advisors before participating in the Buyback.

4.15 ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's Broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled 'Infosys Limited' with Kotak Securities Limited ("**Buyback Demat Account**"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("**DP**") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 2018, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days of the expiry of the Buyback period.

5.3 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. BRIEF INFORMATION ABOUT THE COMPANY

6.1 **History of the Company**

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on Indian stock exchanges in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its ADSs from Euronext Paris and London on July 5, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol "INFY" and investors continue to trade their ADSs on the NYSE.

6.2 **Overview of the Company**

(i) Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services enabling clients in more than 50 countries to create and execute strategies for their digital transformation. The Company's brand is built around the premise that its four decades of experience in managing the systems and workings of global enterprises uniquely positions it to be navigators for its clients. The Company enables enterprises with an AI-powered Core. It empowers the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. The Company's Always-on Learning foundation drives its continuous improvement through building and transferring digital skills, expertise and ideas from its innovation ecosystem. The Company's localization investments in talent and digital centers help accelerate the business transformation agenda. In this way, it helps businesses continuously evolve into responsive Live Enterprises.

(ii) The Company's solutions have been primarily classified as Digital and Core.

Digital:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core

- Application management services
- Infrastructure management services
- Proprietary application development services
- Traditional enterprise application implementation
- Independent validation solutions
- Support and integration services
- Product engineering and management

Our Products & Platforms include:

- Finacle®
- Panaya®
- Infosys Meridian
- Edge Suite
- Skava®
- CyberNext
- Infosys Nia®
- Stater Mortgage Servicing Platform
- LEAP
- Infosys McCamish
- Wingspan®

(iii) The Company's corporate headquarters is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / +91-80-4116 7775.

7. FINANCIAL INFORMATION ABOUT THE COMPANY

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2021, March 31, 2020 and March 31, 2019 is provided below:

(i) Based on audited standalone financial statements under Ind AS for the years ended March 31, 2021 and March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	85,912	79,047	73,107
Other Income, net	2,467	2,700	2,852
Total Income	88,379	81,747	75,959
Total expenses excluding interest, depreciation & tax(8)	61,455	59,012	54,433
Finance cost(1)	126	114	NIL
Depreciation	2,321	2,144	1,599
Profit before tax	24,477	20,477	19,927
Provision for tax (incl. deferred tax)	6,429	4,934	5,225
Profit after tax(8)	18,048	15,543	14,702
Other comprehensive income / (loss), net of tax	191	(234)	79
Total comprehensive income	18,239	15,309	14,781

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,130	2,129	2,178
Reserves and surplus(2)	69,401	60,105	60,533
Net worth/ Shareholders equity(3)	71,531	62,234	62,711
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)(4)	42.37	36.34	33.66
Book value per share (₹)(5)	167.89	146.12	143.96
Debt-equity ratio(6)	NA	NA	NA
Return on net worth (%)(7)	26.98	24.88	23.30

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company*
4. *Earnings per share = Profit after tax / Weighted average number of equity shares for the year*
5. *Book value per share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit after tax/ Average net worth*
8. *During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the three months ended June 30, 2018, the company recorded ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.*
   During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

Contd...

(ii) Based on audited consolidated financial statements under Ind AS for the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	100,472	90,791	82,675
Other income, net	2,201	2,803	2,882
Total income	102,673	93,594	85,557
Total expenses excluding interest, depreciation & tax(8)	72,583	68,524	62,505
Finance cost(1)	195	170	NIL
Depreciation	3,267	2,893	2,011
Profit before tax	26,628	22,007	21,041
Provision for tax (incl. deferred tax)	7,205	5,368	5,631
Profit after tax(8)	19,423	16,639	15,410
Other comprehensive income / (loss), net of tax	306	151	134
Total comprehensive income	19,729	16,790	15,544
Profit after tax attributable to:			
Owners of the Company	19,351	16,594	15,404
Non-controlling interests	72	45	6
Total comprehensive income attributable to:			
Owners of the Company	19,651	16,732	15,538
Non-controlling interests	78	58	6

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,124	2,122	2,170
Reserves and surplus(2)	74,227	63,328	62,778
Net worth/ Shareholders equity(3)	76,351	65,450	64,948
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)(4)	45.61	38.97	35.44
Book value per share (₹)(5)	179.85	154.34	149.79
Debt-equity ratio(6)	NA	NA	NA
Return on net worth (%)(7)	27.29	25.45	23.72

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company.*
4. *Earnings per Share = Profit attributable to the owners of the Company / Weighted average number of equity Shares for the year*
5. *Book value per Share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit attributable to the owners of the Company / Average net worth*
8. *During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Skava and Panaya, collectively referred to as the "Disposal Group", as 'Held for Sale'. Consequently, during the three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹ 270 crore, respectively, in respect of Panaya.*

   During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹ 451 crore in respect of Skava.

8. DETAILS OF ESCROW AGENT

8.1 In accordance with Regulation 20 of the Buyback Regulations, an escrow agreement ("**Escrow Agreement**") is to be entered into amongst the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("**Escrow Agent**"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051. Escrow Agreement dated June 16, 2021 has been entered into amongst the parties.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style 'Infosys Ltd Buyback – Escrow Account' bearing the account number 2545173539. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the Maximum Buyback Size in the Escrow Account and arrange for a bank guarantee issued in favor of the Manager to the Buyback before the Buyback Opening Date i.e. Friday, June 25, 2021, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Manager to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Further, such bank guarantee shall be valid (i) for a period of 30 days after the expiry of the Buyback period, or (ii) till the completion of all obligations of the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. FIRM FINANCING ARRANGEMENTS

9.1 The Company, duly authorized by its buyback committee, as constituted by the Board ("**Buyback Committee**"), has identified and earmarked funds for the purpose of fulfillment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated June 21, 2021 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Chartered Accountants, Statutory auditors of the Company (Membership Number 110815, Firm Registration number 117366W/W-100018, having its office at Prestige Trade Tower, Level 19, 46, Palace Road, High Grounds, Bengaluru – 560 001, Karnataka, India, Telephone number +91 80 6188 6000, Fax number +91 80 6188 6000), have certified, vide their report IL/2021-22/14 dated June 21, 2021, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. LISTING DETAILS AND STOCK MARKET DATA

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.00	03-Sep-2018	628,171	1,099.00	16-Apr-2018	531,561	1,266.85	31,531,088
September 4, 2018 to March 31, 2019	771.15	8-Feb-2019	312,650	600.65	26-Nov-2018	628,314	702.01	79,231,928
March 31, 2020	847.40	6-Sep-2019	145,166	511.10	19-Mar-2020	2,113,081	741.88	128,544,321
March 31, 2021	1,406.25	16-Mar-2021	266,475	582.35	03-Apr-2020	327,035	1,016.15	127,254,455

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,265.00	24-Dec-2020	503,008	1,105.55	01-Dec-2020	571,933	1,184.33	11,529,589
January 21	1,392.70	13-Jan-2021	993,426	1,231.15	29-Jan-2021	401,843	1,316.87	16,450,656
February 21	1,331.85	9-Feb-2021	499,049	1,230.00	24-Feb-2021	1,479,897	1,283.75	9,734,554
March 21	1,406.25	16-Mar-2021	266,475	1,259.70	01-Mar-2021	174,197	1,349.16	7,602,453
April 21	1,480.00	12-Apr-2021	778,970	1,320.35	15-Apr-2021	1,327,320	1,379.54	10,376,097
May 21	1,415.50	27-May-2021	1,353,941	1,311.80	14-May-2021	256,247	1,353.04	9,713,239

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.bseindia.com.
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

NSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.90	03-Sep-2018	5,488,164	1,102.00	16-Apr-2018	12,372,542	1,266.91	463,694,896
September 4, 2018 to March 31, 2019	772.25	08-Feb-2019	5,915,169	599.85	26-Nov-2018	15,075,209	702.27	1,145,412,528
March 31, 2020	847.00	06-Sep-2019	6,106,841	509.25	19-Mar-2020	16,584,106	741.88	2,335,794,083
March 31, 2021	1,406.00	16-Mar-2021	9,352,771	582.15	03-Apr-2020	10,221,890	1,016.16	2,622,290,071

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,258.85	23-Dec-2020	15,878,346	1,105.05	01-Dec-2020	8,933,802	1,184.40	205,793,830
January 21	1,392.80	13-Jan-2021	14,442,997	1,231.00	29-Jan-2021	12,183,519	1,316.97	206,714,641
February 21	1,332.00	09-Feb-2021	7,965,949	1,241.00	01-Feb-2021	8,880,279	1,283.76	135,880,762
March 21	1,406.00	16-Mar-2021	9,352,771	1,259.00	01-Mar-2021	5,756,286	1,349.14	170,797,260
April 21	1,477.55	12-Apr-2021	20,384,532	1,320.00	15-Apr-2021	25,342,491	1,379.59	174,375,276
May 21	1,416.25	27-May-2021	15,365,391	1,311.30	14-May-2021	4,824,609	1,352.94	110,635,877

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.nseindia.com
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

10.3 Notice of the Board meeting to consider the proposal of the Buyback was given to the NSE and BSE on April 11, 2021. The stock prices on the Indian Stock Exchanges on relevant dates are:

Date	Description	NSE			BSE		
		High (₹)	Low (₹)	Closing (₹)	High (₹)	Low (₹)	Closing (₹)
April 9, 2021	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	1,455.00	1,430.05	1,441.05	1,454.00	1,430.40	1,440.75
April 14, 2021*	Board Meeting Date*	1,435.25	1,375.00	1,397.15	1,435.95	1,375.00	1,398.60
April 15, 2021	First Trading Day post Board Meeting Date	1,366.40	1,320.00	1,360.75	1,366.60	1,320.35	1,361.50

* *Since the date of Board Meeting day was a holiday, the immediate preceding working day has been considered (i.e. April 13, 2021)*

11. PRESENT CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars of share capital	As on date of the Public Announcement	Post completion of the Buyback*
Authorised: 4,80,00,00,000 Equity Shares of ₹ 5/- each	24,00,00,00,000	24,00,00,00,000
Issued: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675
Subscribed and fully paid-up: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675

* *Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid-up Equity Shares or calls in arrears.

11.3 As on the date of this Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) except 61,95,455 outstanding and vested and unvested employee stock options. As of March 31, 2021, the Company had outstanding and vested and unvested employee stock options (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) pursuant to exercise of which the Company would be required to issue a maximum of 68,05,069 Equity Shares to the employees of the Company.

11.4 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback period.

11.5 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations.

11.6 Shareholding pattern of the Company, as on June 19, 2021, is as shown below:

Shareholders	Pre Buyback		Post Buyback	
	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and/or persons who are in the control and/or acting in concert (promoter group)	55,16,82,338	12.95	55,16,82,338	13.11
Indian financial institutions	1,280	0.00	3,65,70,17,997*	86.89
Banks	16,12,350	0.04		
Mutual funds	55,55,71,906	13.04		
Indian public & corporates	97,90,47,989	22.98		
Foreign institutional investors	1,40,76,71,054	33.03		
NRIs	2,91,18,269	0.68		
Foreign nationals and overseas corporate bodies	2,41,138	0.01		
American Depository Shares (ADSs)	73,63,25,439	17.28		
Total	**4,26,12,71,763**	**100.00**	**4,20,87,00,335**	**100.00**

* *Assuming that as a part of the Buyback, Maximum Buyback Shares are bought back. The shareholding, post completion of the Buyback, may differ depending upon the actual number of Equity Shares bought back in the Buyback.*

12. SHAREHOLDING OF THE PROMOTERS, DIRECTORS AND KEY MANAGERIAL PERSONNEL

12.1 For the aggregate shareholding of the promoters and directors of the promoter entities as on June 22, 2021, please refer to Paragraph 8 of Part A above.

12.2 For the details of the transactions made by the persons mentioned in paragraph 12.1 above, please refer to Paragraph 9 of Part A above.

12.3 The promoters are not permitted to deal in the Equity Shares on the Indian Stock Exchanges or off-market, including inter-se transfer of Equity Shares among the promoters from the date of the shareholders' approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

12.4 The aggregate shareholding of the promoters as on date of this Public Announcement is 12.95% of the total equity share capital of the Company. While the promoters are not eligible to participate in the Buyback, depending on the number of Equity Shares bought back by the Company, their effective shareholding percentage in the Company, will increase marginally.

12.5 Such an increase in the percentage holding / voting rights of the promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

13. MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE LIKELY IMPACT OF THE BUYBACK ON THE COMPANY

13.1 The Buyback is not likely to cause any material impact on the profitability / earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income.

13.2 The Buyback is not expected to impact growth opportunities for the Company.

13.3 The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long-term, thereby leading to long-term increase in members' value. The Company believes that the Buyback will contribute to the overall enhancement of shareholders' value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances / deposits and / or short-term investments and / or internal accruals of the Company.

13.4 Pursuant to Regulation 16(ii) of the Buyback Regulations, the promoters, promoter group and persons in control are not entitled to participate under the Buyback.

13.5 The Buyback of Equity Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

13.6 Consequent to the Buyback and based on the number of Equity Shares bought back from the shareholders excluding the promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid-up equity share capital of the Company.

13.7 As required under Section 68(2)(d) of the Companies Act, 2013, the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up equity share capital and free reserves post the Buyback.

13.8 Unless otherwise determined by the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

13.9 In accordance with Regulation 24 (i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities including by way of bonus till the expiry of the Buyback period.

13.10 Consequent to the Buyback and based on the number of Equity Shares bought back by the Company from its shareholders (other than from its promoters and promoter group), the shareholding pattern of the Company would undergo a change.

13.11 The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet.

13.12 The promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the promoters during the period from the date of passing the shareholders' resolution, till the closing of the Buyback.

14. STATUTORY APPROVALS

14.1 Pursuant to Sections 68, 69, 70 and 110, and all other applicable provisions, of the Companies Act, 2013 and the rules made thereunder, the Board at its meeting held on April 14, 2021 approved the proposal for the Buyback and shareholders' approval for the Buyback, was received on June 19, 2021, the results of which were announced on June 21, 2021.

14.2 The Buyback from each eligible shareholder is subject to all approvals if any required, under the provisions of the Companies Act, the Buyback Regulations, Foreign Exchange Management Act, 1999 ("**FEMA**") and / or such other acts in force for the time being. The eligible shareholders shall be solely responsible for determining the requirements for, and obtaining, all such statutory approvals and consents as may be required by them in order to sell their Equity Shares to the Company pursuant to the Buyback. Eligible shareholder would be required to provide copies of all such consents and approvals obtained by them to the Company's Broker.

14.3 The Buyback from the eligible shareholders who are residents outside India, (for example, (a) foreign corporate bodies (including erstwhile overseas corporate bodies), (b) foreign institutional investors / foreign portfolio investors, (c) non-resident Indians, (d) members of foreign nationality and (e) ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any), shall be subject to (i) FEMA and rules and regulations framed thereunder, (ii) Income Tax Act, 1961 and rules and regulations framed thereunder, (iii) the Depository Receipts Scheme, 2014, as applicable, and also (iv) such approvals, if and to the extent necessary or required from concerned authorities under applicable laws and regulations including but not limited to approvals from the Reserve Bank of India ("**RBI**").

As mentioned above, the Buyback of Equity Shares from non-residents ("**NR**") and non resident Indian ("**NRI**") shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile Overseas Corporate Body ("**OCBs**") must obtain all specific approvals required to participate in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals, so as to enable them to participate in the Buyback. The Company will have the right to make payment to the eligible shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the eligible shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

14.4 Non-resident shareholders (excluding OCBs) permitted under general permission under the consolidated Foreign Direct Investment policy issued by the Government of India read with applicable regulations issued under FEMA, are not required to obtain approvals from RBI.

14.5 By agreeing to participate in the Buyback, each eligible shareholder (including each NR shareholder) undertakes to complete all relevant regulatory/statutory filings and compliances to be made by it under applicable law, including filing of Form FC-TRS. Further, by agreeing to participate in the Buyback, each eligible shareholder authorizes the Company and undertakes to provide requisite assistance to the Company to take all necessary action for making any regulatory/statutory filings and compliances for the purpose of Buyback to the extent required under applicable laws or as directed by any regulatory or statutory authority in future.

14.6 To the best knowledge of the Company, as on the date hereof, there is no statutory or regulatory approval required to implement the Buyback, other than as indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback offer will be subject to such statutory or regulatory approval(s) and subject to the obligations of the eligible shareholders to obtain the consents and approvals necessary for transfer of their Equity Shares to the Company as set out under paragraphs 14.2 and 14.3 above, the Company shall obtain such statutory or regulatory approvals, as may be required from time to time, if any, for completion of the Company's obligations in relation to the Buyback.

15. COLLECTION AND BIDDING CENTERS

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centers and bidding centers is not applicable.

16. COMPLIANCE OFFICER AND INVESTOR SERVICE CENTER

16.1 The Company has designated the following as the Investor Service Center for the Buyback:

KFINTECH

KFin Technologies Private Limited
Selenium Tower B, Plot 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500 032
Contact Person : M. Murali Krishna
Phone : 1- 800-309-4001
Email : einward.ris@kfintech.com
SEBI Registration : INR000000221
Validity period : Permanent Registration

16.2 In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address except Saturday, Sunday and Public holidays.

16.3 The Company has designated the following as the Compliance Officer for the Buyback:
Name : A. G. S. Manikantha
Designation : Company Secretary
Address : Infosys Limited
No. 44, Electronics City, Hosur Road,
Bengaluru, Karnataka 560 100, India
Tel : +91 80 4116 7775
Email id : sharebuyback@infosys.com

16.4 In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

17. MERCHANT BANKER / MANAGER TO THE BUYBACK

The Company has appointed the following as Merchant Banker / Manager to the Buyback:

kotak
Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot no. C-27, "G" Block, Bandra Kurla Complex,
Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2021@kotak.com
SEBI Registration: INM000008704
Validity Period : Permanent Registration

18. DIRECTORS' RESPONSIBILITY

As per Regulation 24(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that this Public Announcement contains true, factual and material information and does not contain any misleading information. This Public Announcement is issued under the authority of the Buyback Committee in terms of the resolution dated June 22, 2021.

For and on behalf of the Board of Directors

of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place: Mumbai / Bengaluru
Date : June 22, 2021

Forward-looking statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2021.

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INFOSYS LIMITED

Registered office: No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: +91 80 2852 0261 / extn 67775
Fax: +91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED ("THE COMPANY"), FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018.

This public announcement ("**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF THE BUYBACK AND OFFER PRICE

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on April 14, 2021, has, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended ("**the Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.87% and 13.53% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone basis and consolidated basis, respectively) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/buyback-2021.html) and is expected to be available on the website of Securities and Exchange Board of India ("**SEBI**") (www.sebi.gov.in) and the Indian Stock Exchanges (as defined below) during the Buyback period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, at its meeting held on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

i. The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Dividend and buyback include applicable taxes.

ii. In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on April 14, 2021, has approved the proposal for recommending buyback of Equity Shares of Maximum Buyback Size of up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only).

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

i. The Buyback will help the Company to return surplus cash to its members;

ii. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long-term increase in members' value; and

iii. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID-UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), being 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY BACK

4.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 2,62,85,714 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

i. Premiums of 31.27% and 31.14% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

ii. Premiums of 23.71% and 24.76% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

iii. Premiums of 21.46% and 21.44% over the closing price of the Equity Shares on BSE and NSE, respectively as on April 9, 2021, being the last trading date prior to the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, among other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹1,750/- per Equity Share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback through the open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

As per the latest audited Balance Sheet of the Company as at March 31, 2021, the total paid-up equity capital and free reserves are as follows:

(₹ in crore)

Particulars	Standalone	Consolidated
Total paid-up equity capital	2,130	2,124
Free reserves	59,729	65,889
Aggregate of the total paid-up equity capital and free reserves	61,859	68,013
15% of the aggregate of the total paid-up equity capital and free reserves	9,279	10,202
Lower of 15% of the aggregate of the total paid-up equity capital and free reserves of standalone and consolidated financial statements		9,279

Based on the above, the Maximum Buyback Size, i.e. ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), is less than 15% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(iv)(b) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("**LODR Regulations**"), except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Equity Shares in dematerialized form ("**Demat Shares**"). The promoters, promoter group and persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buy back Equity Shares which are locked-in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

7.2 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

7.3 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY, AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the promoters and promoter group, the directors of the promoter where promoter is a company, and of directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021) is as below.

8.1 The aggregate shareholding of the promoters and promoter group as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Promoters		
1.	Sudha Gopalakrishnan	9,53,57,000	2.24
2.	Rohan Murty	6,08,12,892	1.43
3.	S. Gopalakrishnan	4,18,53,808	0.98
4.	Nandan M. Nilekani	4,07,83,162	0.96
5.	Akshata Murty	3,89,57,096	0.91
6.	Asha Dinesh	3,85,79,304	0.91
7.	Sudha N. Murty	3,45,50,626	0.81
8.	Rohini Nilekani	3,43,35,092	0.81
9.	Dinesh Krishnaswamy	3,24,79,590	0.76
10.	Shreyas Shibulal	2,38,74,350	0.56
11.	N.R. Narayana Murthy	1,66,45,638	0.39
12.	Nihar Nilekani	1,26,77,752	0.30
13.	Janhavi Nilekani	1,18,87,562	0.28
14.	Deeksha Dinesh	76,46,684	0.18
15.	Divya Dinesh	76,46,684	0.18
16.	S.D. Shibulal	58,14,733	0.14
17.	Kumari Shibulal	52,48,965	0.12
18.	Meghana Gopalakrishnan	48,34,928	0.11
19.	Shruti Shibulal	27,37,538	0.06
	Total (A)	**51,67,23,404**	**12.13**
	B. Promoter group		
20.	Milan Shibulal Manchanda	1,39,35,868	0.33
21.	Gaurav Manchanda	1,37,36,226	0.32
22.	Bhairavi Madhusudhan Shibulal	65,09,240	0.15
23.	Tanush Nilekani Chandra	7,77,600	0.02
	Total (B)	**3,49,58,934**	**0.82**
	Total A+B	**55,16,82,338**	**12.95**

8.2 The aggregate shareholding of the directors of the promoter, as on the date of the Public Announcement (i.e., June 22, 2021), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Directors			
1.	Nandan M. Nilekani	Non-Executive Director and Chairman of the Board	4,07,83,162	0.96
2.	Salil Parekh	Chief Executive Officer and Managing Director	6,52,562	0.02
3.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	12,19,089	0.03
4.	Kiran Mazumdar-Shaw	Lead Independent Director	Nil	Nil
5.	D. Sundaram	Independent Director	Nil	Nil
6.	Michael Gibbs	Independent Director	Nil	Nil
7.	Uri Levine	Independent Director	Nil	Nil
8.	Bobby Parikh	Independent Director	8,456	0.00
9.	Chitra Nayak	Independent Director	Nil	Nil
	Total (A)		**4,26,63,269**	**1.00**
	B. Key managerial personnel			
10.	Nilanjan Roy	Chief Financial Officer	27,355	0.00
11.	A.G.S. Manikantha	Company Secretary	7,502	0.00
12.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	Nil	Nil
13.	Mohit Joshi	President	Nil	Nil
14.	Ravi Kumar S.	President and Deputy Chief Operating Officer	Nil	Nil
15.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	58,208	0.00
	Total (B)		**93,065**	**0.00**
	Total A+B		**4,27,56,334**	**1.00**

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Number of ADRs held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	56,397*	0.00
2.	Mohit Joshi	President	6,370*	0.00
3.	Ravi Kumar S.	President and Deputy Chief Operating Officer	22	0.00
	Total		**62,789**	**0.00**

* *Includes dividend reinvestment shares rounded down to the nearest whole number*
Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Units ("**RSUs**") and Employee Stock Options ("**Options**") held by directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
	A. Directors				
1.	Salil Parekh	Chief Executive Officer and Managing Director	RSUs	2,38,052	–
2.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	RSUs	78,113	–
			Options	–	86,000
	Total (A)			**3,16,165**	**86,000**
	B. Key managerial personnel				
3.	Nilanjan Roy	Chief Financial Officer	RSUs	84,621	–
4.	A.G.S. Manikantha	Company Secretary	RSUs	8,695	–
5.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	ADR RSUs	1,27,193	–
			ADR Options	22,226	33,340
6.	Mohit Joshi	President	ADR RSUs	3,65,360	–
			ADR Options	–	2,25,500
7.	Ravi Kumar S.	President and Deputy Chief Operating Officer	ADR RSUs	3,51,960	–
8.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	RSUs	75,834	–
			Options	–	28,500
	Total (B)			**10,35,889**	**2,87,340**
	Total A+B			**13,52,054**	**3,73,340**

9. No Equity Shares of the Company have been purchased / sold by any promoter / promoter group, directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
	Promoter and promoter group						
1.	Gaurav Manchanda	18,00,000	Sale	938.95	22-Jul-2020	900.90	23-Jul-2020
2.	Milan Shibulal Manchanda	15,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
3.	Shreyas Shibulal	40,00,000	Sale	938.10	22-Jul-2020	900.75	23-Jul-2020
4.	Kumari Shibulal	12,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
5.	S.D. Shibulal	4,01,000	Gift (received)	Nil	12-Nov-2020	Nil	12-Nov-2020
6.	Kumari Shibulal	4,01,000	Gift (given)	Nil	12-Nov-2020	Nil	12-Nov-2020
7.	Bhairavi Madhusudhan Shibulal	1,75,000	Gift (received)	Nil	08-Dec-2020	Nil	08-Dec-2020
8.	Shreyas Shibulal	1,75,000	Gift (given)	Nil	08-Dec-2020	Nil	08-Dec-2020
9.	Tanush Chandra Nilekani	7,77,600	Gift (received)	Nil	09-Mar-2021	Nil	09-Mar-2021
10.	Janhavi Nilekani	7,77,600	Gift (given)	Nil	09-Mar-2021	Nil	09-Mar-2021
11.	Kumari Shibulal	36,47,965	Sale (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
12.	S.D. Shibulal	36,47,965	Purchase (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
	Directors						
13.	Salil Parekh	4,89,077	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,68,839	Sale	1,343.86	04-May-2021	1,285.05	03-Feb-2021
14.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		26,823	Sale	1,333.90	04-May-2021	1,285.05	03-Feb-2021
15.	Bobby Parikh	2,754	Purchase	933.60	27-Jul-2020	933.60	27-Jul-2020
	Key managerial personnel						
16.	Nilanjan Roy	24,256	Exercise of RSUs	5.00	18-May-2021	5.00	18-May-2021
		5,624	Sale	1,327.40	03-Mar-2021	1,320.00	03-Mar-2021
17.	A.G.S. Manikantha	3,842	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,000	Sale	1,327.40	03-Feb-2021	1,320.00	03-Feb-2021
18.	Krishnamurthy Shankar	29,726	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		5,192	Sale	1,327.40	03-Mar-2021	1,285.05	03-Feb-2021

9.1 No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		327*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		5,316	Sale	$18.80	10-Mar-2021	$18.57	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
		33,334	Sale	$19.24	07-Jun-2021	$19.24	07-Jun-2021
2.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		780*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		2,14,762	Sale	$18.80	10-Mar-2021	$14.83	09-Nov-2020
3.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		66,853	Sale	$18.80	10-Mar-2021	$17.36	04-Feb-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun- 2021
		1,04,600	Sale	$19.43	07-Jun- 2021	$19.23	07-Jun-2021

* *Rounded down to the nearest whole number*

9.2 No RSUs and Options of the Company have been exercised by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs / Options exercised	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Salil Parekh	4,89,077	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
2.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
3.	Nilanjan Roy	24,256	Exercise of RSUs	₹5.00	18-May-2021	₹5.00	18-May-2021
4.	A.G.S. Manikantha	3,842	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
5.	Krishnamurthy Shankar	29,726	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
6.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
7.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
8.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun-2021

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the promoters, promoter group and persons in control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

i. Immediately following the date of the Board meeting held on April 14, 2021 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts;

ii. As regards the Company's prospects for the year immediately following the date of the Board meeting held on April 14, 2021 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, and having regards to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on April 14, 2021, as also from the date of the Special Resolution;

iii. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016.

Contd...

13. REPORT ADDRESSED TO THE BOARD BY THE COMPANY'S AUDITORS ON THE PERMISSIBLE CAPITAL PAYMENT AND THE OPINION FORMED BY THE DIRECTORS REGARDING INSOVENCY

The text of the report dated April 14, 2021 received from Deloitte Haskins & Sells LLP, the statutory auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2021-22/01
AUDITOR'S REPORT

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated July 03, 2020.
2. The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on April 14, 2021, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.
3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment as at March 31, 2021" ('Annexure A') (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement to comply with the provisions of Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:
   i. we have inquired into the state of affairs of the Company in relation to the annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021;
   ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the annual audited standalone and consolidated financial statements as at March 31, 2021 in accordance with Section 68(2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and
   iii. the Board of Directors of the Company, in their Meeting held on April 14, 2021 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.
6. The annual standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated April 14, 2021. We conducted our audit of the annual standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the Institute of Chartered Accountants of India (the "Guidance Note") and Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.
8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that:
   i. We have inquired into the state of affairs of the Company in relation to its annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021, which have been approved by the Board of Directors of the Company on April 14, 2021.
   ii. The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited standalone and consolidated financial statements of the Company as at and for the year ended March 31, 2021.
   iii. The Board of Directors of the Company, at their meeting held on April 14, 2021 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated April 14, 2021 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) can be shared with the Merchant Bankers in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)
Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 21039826AAAACM6918
Place: Mumbai
Date: April 14, 2021

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited standalone and consolidated financial statements as at and for the twelve months period ended March 31, 2021.

Particulars	Amount (Rs. in crores) Standalone	Amount (Rs. in crores) Consolidated
Paid up Equity capital as at March 31, 2021 (A)	2,130	2,124
Free Reserves as at March 31, 2021:		
- Retained earnings*	57,485	62,574
- Securities Premium reserve	581	600
- General reserve	1,663	2,715
Total Free Reserves (B)	59,729	65,889
Total paid up Equity capital and free reserves (A+B)	61,859	68,013
Maximum amount permissible for buyback under Section 68 of the Act, i.e. lower of 25% of the total paid up capital and free reserves of the standalone and consolidated financial statements		15,465
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. lower of 15% of the total paid up capital and free reserves of the standalone and consolidated financial statements		9,279

* *Includes re-measurement loss on defined benefit plan of Rs. 33 crore and Rs. 69 crore on a standalone and consolidated basis, respectively.*

For Infosys Limited
Sd/-
Nilanjan Roy
Chief Financial Officer
Date: April 14, 2021

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT

14.1 Subject to applicable law, in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus issue till the expiry of the Buyback period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 Subject to applicable law, in accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 Subject to applicable law, the Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and

14.7 The Company shall not buy back locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement, such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 14, 2021, and the audited accounts for the period from April 1, 2020 to March 31, 2021, are available for electronic inspection without any fee by the members of the Company. The audited accounts for the period from April 1, 2020 to March 31, 2021 are also available on the Company's website at https://www.infosys.com/investors/.

15. INFORMATION ABOUT ACCEPTANCE OF EQUITY SHARES IN THE BUYBACK TO THE SHAREHOLDERS OF THE COMPANY

15.1 Pursuant to the circular no. 20210319-1 dated March 19, 2021 issued by BSE and circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021 issued by NSE, the Indian Stock Exchanges are required to identify the counterparty to the trade executed by the Company under the Buyback using the unique client code provided to the Company on a daily basis. Post such identification, the Indian Stock Exchanges shall send SMS and email to such shareholders whose sell order gets matched with that of the Company on a daily basis informing them about their sell orders matched against buyback orders of the Company on the exchange trading platform together with the relevant details such as quantity and price of the Equity Shares that are bought back.

15.2 Shareholders are requested to ensure (via their broker) that their correct and valid mobile numbers and email IDs are updated in the unique client code database of the Indian Stock Exchanges.

15.3 For more information on the process of identification and circulation of the relevant information to the shareholders whose Equity Shares get accepted under the Buyback, please refer to BSE circular no. 20210319-1 dated March 19, 2021 and NSE circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021.

15.4 The Company will be discharging the tax on the buyback of shares at the applicable rate in accordance with the provisions of the Income-Tax Act, read with the rules thereunder.

Part B - Disclosures in accordance with Schedule IV of the Buy-back Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on April 14, 2021 and the shareholders' approval for the Buyback was received on June 19, 2021, the results of which were announced on June 21, 2021.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS, AND COST OF FINANCING THE BUYBACK

2.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares, comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 2,62,85,714 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	June 25, 2021
Acceptance of Equity Shares accepted in dematerialized mode	Upon the relevant payout by the Indian Stock Exchanges
Extinguishment of Equity Shares	Equity Shares bought back will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. The Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback period.
Last Date for the Buyback	Earlier of:
	(a) December 24, 2021 (that is 6 months from the date of the opening of the Buyback); or
	(b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or
	(c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 In terms of Regulation 40(1) of the LODR Regulations, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Demat Shares. The promoters, promoter group, and persons in control of the Company shall not participate in the Buyback. Shareholders holding Equity Shares in physical form can participate in the Buyback after such Equity Shares are dematerialized by approaching a depository participant.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid-up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid-up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person : Sushmita Iyer
Phone : 1-800-209-9191
Email : service.securities@kotak.com
Website : www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 (INFY) at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. The American Depositary Shares ("**ADSs**") are traded on the New York Stock Exchange ("**NYSE**") under the symbol 'INFY'. ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on June 25, 2021 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and/or NSE on the normal trading segment to Buyback the Equity Shares through the Company's Broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a "buy" order for Buyback of the Equity Shares. The Company shall place a "buy" order for Buyback of Demat Shares, by indicating to the Company's Broker, the number of Equity Shares it intends to buy and the trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price would not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** As per the proviso to Regulation 40(1) of the LODR Regulations, read with SEBI's press release no. 12/2019 dated March 27, 2019, effective from April 1, 2019, transfers of securities shall not be processed unless the securities are held in the dematerialized form with a depository ("**LODR Amendment**"). Accordingly, the Company shall not accept the Equity Shares tendered under the Buyback unless such Equity Shares are in dematerialized form.

Accordingly, all eligible shareholders of the Company holding Equity Shares in physical form and desirous of tendering their Equity Shares in the buyback are advised to approach the concerned depository participant to have their Equity Shares dematerialized. In case any eligible shareholder has submitted Equity Shares in physical form for dematerialization, such shareholders should ensure that the process of dematerialization is completed well in time so that they can participate in the buyback before buyback closing date.

4.11 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.12 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.13 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/buyback-2021.html on a daily basis.

4.14 Eligible sellers who intend to participate in the Buyback should consult their respective tax advisors before participating in the Buyback.

4.15 ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's Broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled 'Infosys Limited' with Kotak Securities Limited ("**Buyback Demat Account**"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("**DP**") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 2018, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days of the expiry of the Buyback period.

5.3 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. BRIEF INFORMATION ABOUT THE COMPANY

6.1 History of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on Indian stock exchanges in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its ADSs from Euronext Paris and London on July 5, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol "INFY" and investors continue to trade their ADSs on the NYSE.

6.2 Overview of the Company

(i) Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services enabling clients in more than 50 countries to create and execute strategies for their digital transformation. The Company's brand is built around the premise that its four decades of experience in managing the systems and workings of global enterprises uniquely positions it to be navigators for its clients. The Company enables enterprises with an AI-powered Core. It empowers the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. The Company's Always-on Learning foundation drives its continuous improvement through building and transferring digital skills, expertise and ideas from its innovation ecosystem. The Company's localization investments in talent and digital centers help accelerate the business transformation agenda. In this way, it helps businesses continuously evolve into responsive Live Enterprises.

(ii) The Company's solutions have been primarily classified as Digital and Core.

Digital:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core

- Application management services
- Infrastructure management services
- Proprietary application development services
- Traditional enterprise application implementation
- Independent validation solutions
- Support and integration services
- Product engineering and management

Our Products & Platforms include:

- Finacle®
- Panaya®
- Infosys Meridian
- Edge Suite
- Skava®
- CyberNext
- Infosys Nia®
- Stater Mortgage Servicing Platform
- LEAP
- Infosys McCamish
- Wingspan®

(iii) The Company's corporate headquarters is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / +91-80-4116 7775.

7. FINANCIAL INFORMATION ABOUT THE COMPANY

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2021, March 31, 2020 and March 31, 2019 is provided below:

(i) Based on audited standalone financial statements under Ind AS for the years ended March 31, 2021 and March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	85,912	79,047	73,107
Other Income, net	2,467	2,700	2,852
Total Income	88,379	81,747	75,959
Total expenses excluding interest, depreciation & tax[8]	61,455	59,012	54,433
Finance cost[1]	126	114	NIL
Depreciation	2,321	2,144	1,599
Profit before tax	24,477	20,477	19,927
Provision for tax (incl. deferred tax)	6,429	4,934	5,225
Profit after tax[8]	18,048	15,543	14,702
Other comprehensive income / (loss), net of tax	191	(234)	79
Total comprehensive income	18,239	15,309	14,781

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,130	2,129	2,178
Reserves and surplus[2]	69,401	60,105	60,533
Net worth/ Shareholders equity[3]	71,531	62,234	62,711
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)[4]	42.37	36.34	33.66
Book value per share (₹)[5]	167.89	146.12	143.96
Debt-equity ratio[6]	NA	NA	NA
Return on net worth (%)[7]	26.98	24.88	23.30

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company*
4. *Earnings per share = Profit after tax / Weighted average number of equity shares for the year*
5. *Book value per share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit after tax/ Average net worth*
8. *During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the three months ended June 30, 2018, the company recorded ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.*
   During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

Contd...

(ii) Based on audited consolidated financial statements under Ind AS for the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	100,472	90,791	82,675
Other income, net	2,201	2,803	2,882
Total income	102,673	93,594	85,557
Total expenses excluding interest, depreciation & tax[8]	72,583	68,524	62,505
Finance cost[1]	195	170	NIL
Depreciation	3,267	2,893	2,011
Profit before tax	26,628	22,007	21,041
Provision for tax (incl. deferred tax)	7,205	5,368	5,631
Profit after tax[8]	19,423	16,639	15,410
Other comprehensive income / (loss), net of tax	306	151	134
Total comprehensive income	19,729	16,790	15,544
Profit after tax attributable to:			
Owners of the Company	19,351	16,594	15,404
Non-controlling interests	72	45	6
Total comprehensive income attributable to:			
Owners of the Company	19,651	16,732	15,538
Non-controlling interests	78	58	6

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,124	2,122	2,170
Reserves and surplus[2]	74,227	63,328	62,778
Net worth/ Shareholders equity[3]	76,351	65,450	64,948
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)[4]	45.61	38.97	35.44
Book value per share (₹)[5]	179.85	154.34	149.79
Debt-equity ratio[6]	NA	NA	NA
Return on net worth (%)[7]	27.29	25.45	23.72

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company.*
4. *Earnings per Share = Profit attributable to the owners of the Company / Weighted average number of equity Shares for the year*
5. *Book value per Share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit attributable to the owners of the Company / Average net worth*
8. *During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Skava and Panaya, collectively referred to as the "Disposal Group", as 'Held for Sale'. Consequently, during the three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹ 270 crore, respectively, in respect of Panaya. During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹ 451 crore in respect of Skava.*

8. DETAILS OF ESCROW AGENT

8.1 In accordance with Regulation 20 of the Buyback Regulations, an escrow agreement ("**Escrow Agreement**") is to be entered into amongst the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("**Escrow Agent**"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051. Escrow Agreement dated June 16, 2021 has been entered into amongst the parties.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style 'Infosys Ltd Buyback – Escrow Account' bearing the account number 2545173539. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the Maximum Buyback Size in the Escrow Account and arrange for a bank guarantee issued in favor of the Manager to the Buyback before the Buyback Opening Date i.e. Friday, June 25, 2021, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Manager to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Further, such bank guarantee shall be valid (i) for a period of 30 days after the expiry of the Buyback period, or (ii) till the completion of all obligations of the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. FIRM FINANCING ARRANGEMENTS

9.1 The Company, duly authorized by its buyback committee, as constituted by the Board ("**Buyback Committee**"), has identified and earmarked funds for the purpose of fulfillment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated June 21, 2021 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Chartered Accountants, Statutory auditors of the Company (Membership Number 110815, Firm Registration number 117366W/W-100018, having its office at Prestige Trade Tower, Level 19, 46, Palace Road, High Grounds, Bengaluru – 560 001, Karnataka, India, Telephone number +91 80 6188 6000, Fax number +91 80 6188 6000), have certified, vide their report IL/2021-22/14 dated June 21, 2021, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. LISTING DETAILS AND STOCK MARKET DATA

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.00	03-Sep-2018	628,171	1,099.00	16-Apr-2018	531,561	1,266.85	31,531,088
September 4, 2018 to March 31, 2019	771.15	8-Feb-2019	312,650	600.65	26-Nov-2018	628,314	702.01	79,231,928
March 31, 2020	847.40	6-Sep-2019	145,166	511.10	19-Mar-2020	2,113,081	741.88	128,544,321
March 31, 2021	1,406.25	16-Mar-2021	266,475	582.35	03-Apr-2020	327,035	1,016.15	127,254,455

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,265.00	24-Dec-2020	503,008	1,105.55	01-Dec-2020	571,933	1,184.33	11,529,589
January 21	1,392.70	13-Jan-2021	993,426	1,231.15	29-Jan-2021	401,843	1,316.87	16,450,656
February 21	1,331.85	9-Feb-2021	499,049	1,230.00	24-Feb-2021	1,479,897	1,283.75	9,734,554
March 21	1,406.25	16-Mar-2021	266,475	1,259.70	01-Mar-2021	174,197	1,349.16	7,602,453
April 21	1,480.00	12-Apr-2021	778,970	1,320.35	15-Apr-2021	1,327,320	1,379.54	10,376,097
May 21	1,415.50	27-May-2021	1,353,941	1,311.80	14-May-2021	256,247	1,353.04	9,713,239

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.bseindia.com.

^ *High is the highest price recorded for the Equity Share of the Company during the said period*

Low is the lowest price recorded for the Equity Share of the Company during the said period

@ *Average price is the arithmetical average of closing prices during the said period*

NSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.90	03-Sep-2018	5,488,164	1,102.00	16-Apr-2018	12,372,542	1,266.91	463,694,896
September 4, 2018 to March 31, 2019	772.25	08-Feb-2019	5,915,169	599.85	26-Nov-2018	15,075,209	702.27	1,145,412,528
March 31, 2020	847.00	06-Sep-2019	6,106,841	509.25	19-Mar-2020	16,584,106	741.88	2,335,794,083
March 31, 2021	1,406.00	16-Mar-2021	9,352,771	582.15	03-Apr-2020	10,221,890	1,016.16	2,622,290,071

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,258.85	23-Dec-2020	15,878,346	1,105.05	01-Dec-2020	8,933,802	1,184.40	205,793,830
January 21	1,392.80	13-Jan-2021	14,442,997	1,231.00	29-Jan-2021	12,183,519	1,316.97	206,714,641
February 21	1,332.00	09-Feb-2021	7,965,949	1,241.00	01-Feb-2021	8,880,279	1,283.76	135,880,762
March 21	1,406.00	16-Mar-2021	9,352,771	1,259.00	01-Mar-2021	5,756,286	1,349.14	170,797,260
April 21	1,477.55	12-Apr-2021	20,384,532	1,320.00	15-Apr-2021	25,342,491	1,379.59	174,375,276
May 21	1,416.25	27-May-2021	15,365,391	1,311.30	14-May-2021	4,824,609	1,352.94	110,635,877

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.nseindia.com

^ *High is the highest price recorded for the Equity Share of the Company during the said period*

Low is the lowest price recorded for the Equity Share of the Company during the said period

@ *Average price is the arithmetical average of closing prices during the said period*

10.3 Notice of the Board meeting to consider the proposal of the Buyback was given to the NSE and BSE on April 11, 2021. The stock prices on the Indian Stock Exchanges on relevant dates are:

Date	Description	NSE			BSE		
		High (₹)	Low (₹)	Closing (₹)	High (₹)	Low (₹)	Closing (₹)
April 9, 2021	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	1,455.00	1,430.05	1,441.05	1,454.00	1,430.40	1,440.75
April 14, 2021*	Board Meeting Date*	1,435.25	1,375.00	1,397.15	1,435.95	1,375.00	1,398.60
April 15, 2021	First Trading Day post Board Meeting Date	1,366.40	1,320.00	1,360.75	1,366.60	1,320.35	1,361.50

* *Since the date of Board Meeting day was a holiday, the immediate preceding working day has been considered (i.e. April 13, 2021)*

11. PRESENT CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars of share capital	As on date of the Public Announcement	Post completion of the Buyback*
Authorised: 4,80,00,00,000 Equity Shares of ₹ 5/- each	24,00,00,00,000	24,00,00,00,000
Issued: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675
Subscribed and fully paid-up: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675

* *Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid-up Equity Shares or calls in arrears.

11.3 As on the date of this Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) except 61,95,455 outstanding and vested and unvested employee stock options. As of March 31, 2021, the Company had outstanding and vested and unvested employee stock options (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) pursuant to exercise of which the Company would be required to issue a maximum of 68,05,069 Equity Shares to the employees of the Company.

11.4 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback period.

11.5 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations.

11.6 Shareholding pattern of the Company, as on June 19, 2021, is as shown below:

Shareholders	Pre Buyback		Post Buyback	
	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and/or persons who are in the control and/or acting in concert (promoter group)	55,16,82,338	12.95	55,16,82,338	13.11
Indian financial institutions	1,280	0.00	3,65,70,17,997*	86.89
Banks	16,12,350	0.04		
Mutual funds	55,55,71,906	13.04		
Indian public & corporates	97,90,47,989	22.98		
Foreign institutional investors	1,40,76,71,054	33.03		
NRIs	2,91,18,269	0.68		
Foreign nationals and overseas corporate bodies	2,41,138	0.01		
American Depository Shares (ADSs)	73,63,25,439	17.28		
Total	**4,26,12,71,763**	**100.00**	**4,20,87,00,335**	**100.00**

* *Assuming that as a part of the Buyback, Maximum Buyback Shares are bought back. The shareholding, post completion of the Buyback, may differ depending upon the actual number of Equity Shares bought back in the Buyback.*

12. SHAREHOLDING OF THE PROMOTERS, DIRECTORS AND KEY MANAGERIAL PERSONNEL

12.1 For the aggregate shareholding of the promoters and directors of the promoter entities as on June 22, 2021, please refer to Paragraph 8 of Part A above.

12.2 For the details of the transactions made by the persons mentioned in paragraph 12.1 above, please refer to Paragraph 9 of Part A above.

12.3 The promoters are not permitted to deal in the Equity Shares on the Indian Stock Exchanges or off-market, including inter-se transfer of Equity Shares among the promoters from the date of the shareholders' approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

12.4 The aggregate shareholding of the promoters as on date of this Public Announcement is 12.95% of the total equity share capital of the Company. While the promoters are not eligible to participate in the Buyback, depending on the number of Equity Shares bought back by the Company, their effective shareholding percentage in the Company, will increase marginally.

12.5 Such an increase in the percentage holding / voting rights of the promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

13. MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE LIKELY IMPACT OF THE BUYBACK ON THE COMPANY

13.1 The Buyback is not likely to cause any material impact on the profitability / earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income.

13.2 The Buyback is not expected to impact growth opportunities for the Company.

13.3 The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long-term, thereby leading to long-term increase in members' value. The Company believes that the Buyback will contribute to the overall enhancement of shareholders' value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances / deposits and / or short-term investments and / or internal accruals of the Company.

13.4 Pursuant to Regulation 16(ii) of the Buyback Regulations, the promoters, promoter group and persons in control are not entitled to participate under the Buyback.

13.5 The Buyback of Equity Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

13.6 Consequent to the Buyback and based on the number of Equity Shares bought back from the shareholders excluding the promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid-up equity share capital of the Company.

13.7 As required under Section 68(2)(d) of the Companies Act, 2013, the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up equity share capital and free reserves post the Buyback.

13.8 Unless otherwise determined by the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

13.9 In accordance with Regulation 24 (i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities including by way of bonus till the expiry of the Buyback period.

13.10 Consequent to the Buyback and based on the number of Equity Shares bought back by the Company from its shareholders (other than from its promoters and promoter group), the shareholding pattern of the Company would undergo a change.

13.11 The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet.

13.12 The promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the promoters during the period from the date of passing the shareholders' resolution, till the closing of the Buyback.

14. STATUTORY APPROVALS

14.1 Pursuant to Sections 68, 69, 70 and 110, and all other applicable provisions, of the Companies Act, 2013 and the rules made thereunder, the Board at its meeting held on April 14, 2021 approved the proposal for the Buyback and shareholders' approval for the Buyback, was received on June 19, 2021, the results of which were announced on June 21, 2021.

14.2 The Buyback from each eligible shareholder is subject to all approvals if any required, under the provisions of the Companies Act, the Buyback Regulations, Foreign Exchange Management Act, 1999 ("**FEMA**") and / or such other acts in force for the time being. The eligible shareholders shall be solely responsible for determining the requirements for, and obtaining, all such statutory approvals and consents as may be required by them in order to sell their Equity Shares to the Company pursuant to the Buyback. Eligible shareholder would be required to provide copies of all such consents and approvals obtained by them to the Company's Broker.

14.3 The Buyback from the eligible shareholders who are residents outside India, (for example, (a) foreign corporate bodies (including erstwhile overseas corporate bodies), (b) foreign institutional investors / foreign portfolio investors, (c) non-resident Indians, (d) members of foreign nationality and (e) ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any), shall be subject to (i) FEMA and rules and regulations framed thereunder, (ii) Income Tax Act, 1961 and rules and regulations framed thereunder, (iii) the Depository Receipts Scheme, 2014, as applicable, and also (iv) such approvals, if and to the extent necessary or required from concerned authorities under applicable laws and regulations including but not limited to approvals from the Reserve Bank of India ("**RBI**").

As mentioned above, the Buyback of Equity Shares from non-residents ("**NR**") and non resident Indian ("**NRI**") shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile Overseas Corporate Body ("**OCBs**") must obtain all specific approvals required to participate in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals, so as to enable them to participate in the Buyback. The Company will have the right to make payment to the eligible shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the eligible shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

14.4 Non-resident shareholders (excluding OCBs) permitted under general permission under the consolidated Foreign Direct Investment policy issued by the Government of India read with applicable regulations issued under FEMA, are not required to obtain approvals from RBI.

14.5 By agreeing to participate in the Buyback, each eligible shareholder (including each NR shareholder) undertakes to complete all relevant regulatory/statutory filings and compliances to be made by it under applicable law, including filing of Form FC-TRS. Further, by agreeing to participate in the Buyback, each eligible shareholder authorizes the Company and undertakes to provide requisite assistance to the Company to take all necessary action for making any regulatory/statutory filings and compliances for the purpose of Buyback to the extent required under applicable laws or as directed by any regulatory or statutory authority in future.

14.6 To the best knowledge of the Company, as on the date hereof, there is no statutory or regulatory approval required to implement the Buyback, other than as indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback offer will be subject to such statutory or regulatory approval(s) and subject to the obligations of the eligible shareholders to obtain the consents and approvals necessary for transfer of their Equity Shares to the Company as set out under paragraphs 14.2 and 14.3 above, the Company shall obtain such statutory or regulatory approvals, as may be required from time to time, if any, for completion of the Company's obligations in relation to the Buyback.

15. COLLECTION AND BIDDING CENTERS

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centers and bidding centers is not applicable.

16. COMPLIANCE OFFICER AND INVESTOR SERVICE CENTER

16.1 The Company has designated the following as the Investor Service Center for the Buyback:

KFINTECH

KFin Technologies Private Limited
Selenium Tower B, Plot 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500 032
Contact Person : M. Murali Krishna
Phone : 1- 800-309-4001
Email : einward.ris@kfintech.com
SEBI Registration : INR000000221
Validity period : Permanent Registration

16.2 In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address except Saturday, Sunday and Public holidays.

16.3 The Company has designated the following as the Compliance Officer for the Buyback:
Name : A. G. S. Manikantha
Designation : Company Secretary
Address : Infosys Limited
No. 44, Electronics City, Hosur Road,
Bengaluru, Karnataka 560 100, India
Tel : +91 80 4116 7775
Email id : sharebuyback@infosys.com

16.4 In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

17. MERCHANT BANKER / MANAGER TO THE BUYBACK

The Company has appointed the following as Merchant Banker / Manager to the Buyback:

kotak Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot no. C-27, "G" Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2021@kotak.com
SEBI Registration: INM000008704
Validity Period : Permanent Registration

18. DIRECTORS' RESPONSIBILITY

As per Regulation 24(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that this Public Announcement contains true, factual and material information and does not contain any misleading information. This Public Announcement is issued under the authority of the Buyback Committee in terms of the resolution dated June 22, 2021.

For and on behalf of the Board of Directors

of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place: Mumbai / Bengaluru

Date : June 22, 2021

Forward-looking statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2021.

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INFOSYS LIMITED

Registered office: No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: +91 80 2852 0261 / extn 67775
Fax: +91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED ("THE COMPANY"), FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018.

This public announcement ("**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF THE BUYBACK AND OFFER PRICE

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on April 14, 2021, has, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended ("**the Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.87% and 13.53% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone basis and consolidated basis, respectively) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/buyback-2021.html) and is expected to be available on the website of Securities and Exchange Board of India ("**SEBI**") (www.sebi.gov.in) and the Indian Stock Exchanges (as defined below) during the Buyback period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, at its meeting held on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

i. The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Dividend and buyback include applicable taxes.

ii. In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on April 14, 2021, has approved the proposal for recommending buyback of Equity Shares of Maximum Buyback Size of up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only).

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

i. The Buyback will help the Company to return surplus cash to its members;

ii. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long-term increase in members' value; and

iii. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID-UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), being 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY BACK

4.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 2,62,85,714 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

i. Premiums of 31.27% and 31.14% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

ii. Premiums of 23.71% and 24.76% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

iii. Premiums of 21.46% and 21.44% over the closing price of the Equity Shares on BSE and NSE, respectively as on April 9, 2021, being the last trading date prior to the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, among other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹1,750/- per Equity Share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback through the open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

As per the latest audited Balance Sheet of the Company as at March 31, 2021, the total paid-up equity capital and free reserves are as follows:

(₹ in crore)

Particulars	Standalone	Consolidated
Total paid-up equity capital	2,130	2,124
Free reserves	59,729	65,889
Aggregate of the total paid-up equity capital and free reserves	61,859	68,013
15% of the aggregate of the total paid-up equity capital and free reserves	9,279	10,202
Lower of 15% of the aggregate of the total paid-up equity capital and free reserves of standalone and consolidated financial statements		9,279

Based on the above, the Maximum Buyback Size, i.e. ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), is less than 15% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(iv)(b) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("**LODR Regulations**"), except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Equity Shares in dematerialized form ("**Demat Shares**"). The promoters, promoter group and persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buy back Equity Shares which are locked-in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

7.2 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

7.3 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY, AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the promoters and promoter group, the directors of the promoter where promoter is a company, and of directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021) is as below.

8.1 The aggregate shareholding of the promoters and promoter group as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Promoters		
1.	Sudha Gopalakrishnan	9,53,57,000	2.24
2.	Rohan Murty	6,08,12,892	1.43
3.	S. Gopalakrishnan	4,18,53,808	0.98
4.	Nandan M. Nilekani	4,07,83,162	0.96
5.	Akshata Murty	3,89,57,096	0.91
6.	Asha Dinesh	3,85,79,304	0.91
7.	Sudha N. Murty	3,45,50,626	0.81
8.	Rohini Nilekani	3,43,35,092	0.81
9.	Dinesh Krishnaswamy	3,24,79,590	0.76
10.	Shreyas Shibulal	2,38,74,350	0.56
11.	N.R. Narayana Murthy	1,66,45,638	0.39
12.	Nihar Nilekani	1,26,77,752	0.30
13.	Janhavi Nilekani	1,18,87,562	0.28
14.	Deeksha Dinesh	76,46,684	0.18
15.	Divya Dinesh	76,46,684	0.18
16.	S.D. Shibulal	58,14,733	0.14
17.	Kumari Shibulal	52,48,965	0.12
18.	Meghana Gopalakrishnan	48,34,928	0.11
19.	Shruti Shibulal	27,37,538	0.06
	Total (A)	**51,67,23,404**	**12.13**
	B. Promoter group		
20.	Milan Shibulal Manchanda	1,39,35,868	0.33
21.	Gaurav Manchanda	1,37,36,226	0.32
22.	Bhairavi Madhusudhan Shibulal	65,09,240	0.15
23.	Tanush Nilekani Chandra	7,77,600	0.02
	Total (B)	**3,49,58,934**	**0.82**
	Total A+B	**55,16,82,338**	**12.95**

8.2 The aggregate shareholding of the directors of the promoter, as on the date of the Public Announcement (i.e., June 22, 2021), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
		A. Directors		
1.	Nandan M. Nilekani	Non-Executive Director and Chairman of the Board	4,07,83,162	0.96
2.	Salil Parekh	Chief Executive Officer and Managing Director	6,52,562	0.02
3.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	12,19,089	0.03
4.	Kiran Mazumdar-Shaw	Lead Independent Director	Nil	Nil
5.	D. Sundaram	Independent Director	Nil	Nil
6.	Michael Gibbs	Independent Director	Nil	Nil
7.	Uri Levine	Independent Director	Nil	Nil
8.	Bobby Parikh	Independent Director	8,456	0.00
9.	Chitra Nayak	Independent Director	Nil	Nil
	Total (A)		**4,26,63,269**	**1.00**
		B. Key managerial personnel		
10.	Nilanjan Roy	Chief Financial Officer	27,355	0.00
11.	A.G.S. Manikantha	Company Secretary	7,502	0.00
12.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	Nil	Nil
13.	Mohit Joshi	President	Nil	Nil
14.	Ravi Kumar S.	President and Deputy Chief Operating Officer	Nil	Nil
15.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	58,208	0.00
	Total (B)		**93,065**	**0.00**
	Total A+B		**4,27,56,334**	**1.00**

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Number of ADRs held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	56,397*	0.00
2.	Mohit Joshi	President	6,370*	0.00
3.	Ravi Kumar S.	President and Deputy Chief Operating Officer	22	0.00
	Total		**62,789**	**0.00**

* *Includes dividend reinvestment shares rounded down to the nearest whole number*
Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Units ("**RSUs**") and Employee Stock Options ("**Options**") held by directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
		A. Directors			
1.	Salil Parekh	Chief Executive Officer and Managing Director	RSUs	2,38,052	–
2.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	RSUs	78,113	–
			Options	–	86,000
	Total (A)			**3,16,165**	**86,000**
		B. Key managerial personnel			
3.	Nilanjan Roy	Chief Financial Officer	RSUs	84,621	–
4.	A.G.S. Manikantha	Company Secretary	RSUs	8,695	–
5.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	ADR RSUs	1,27,193	–
			ADR Options	22,226	33,340
6.	Mohit Joshi	President	ADR RSUs	3,65,360	–
			ADR Options	–	2,25,500
7.	Ravi Kumar S.	President and Deputy Chief Operating Officer	ADR RSUs	3,51,960	–
8.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	RSUs	75,834	–
			Options	–	28,500
	Total (B)			**10,35,889**	**2,87,340**
	Total A+B			**13,52,054**	**3,73,340**

9. No Equity Shares of the Company have been purchased / sold by any promoter / promoter group, directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
			Promoter and promoter group				
1.	Gaurav Manchanda	18,00,000	Sale	938.95	22-Jul-2020	900.90	23-Jul-2020
2.	Milan Shibulal Manchanda	15,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
3.	Shreyas Shibulal	40,00,000	Sale	938.10	22-Jul-2020	900.75	23-Jul-2020
4.	Kumari Shibulal	12,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
5.	S.D. Shibulal	4,01,000	Gift (received)	Nil	12-Nov-2020	Nil	12-Nov-2020
6.	Kumari Shibulal	4,01,000	Gift (given)	Nil	12-Nov-2020	Nil	12-Nov-2020
7.	Bhairavi Madhusudhan Shibulal	1,75,000	Gift (received)	Nil	08-Dec-2020	Nil	08-Dec-2020
8.	Shreyas Shibulal	1,75,000	Gift (given)	Nil	08-Dec-2020	Nil	08-Dec-2020
9.	Tanush Chandra Nilekani	7,77,600	Gift (received)	Nil	09-Mar-2021	Nil	09-Mar-2021
10.	Janhavi Nilekani	7,77,600	Gift (given)	Nil	09-Mar-2021	Nil	09-Mar-2021
11.	Kumari Shibulal	36,47,965	Sale (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
12.	S.D. Shibulal	36,47,965	Purchase (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
			Directors				
13.	Salil Parekh	4,89,077	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,68,839	Sale	1,343.86	04-May-2021	1,285.05	03-Feb-2021
14.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		26,823	Sale	1,333.90	04-May-2021	1,285.05	03-Feb-2021
15.	Bobby Parikh	2,754	Purchase	933.60	27-Jul-2020	933.60	27-Jul-2020
			Key managerial personnel				
16.	Nilanjan Roy	24,256	Exercise of RSUs	5.00	18-May-2021	5.00	18-May-2021
		5,624	Sale	1,327.40	03-Mar-2021	1,320.00	03-Mar-2021
17.	A.G.S. Manikantha	3,842	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,000	Sale	1,327.40	03-Feb-2021	1,320.00	03-Feb-2021
18.	Krishnamurthy Shankar	29,726	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		5,192	Sale	1,327.40	03-Mar-2021	1,285.05	03-Feb-2021

9.1 No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		327*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		5,316	Sale	$18.80	10-Mar-2021	$18.57	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
		33,334	Sale	$19.24	07-Jun-2021	$19.24	07-Jun-2021
2.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		780*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		2,14,762	Sale	$18.80	10-Mar-2021	$14.83	09-Nov-2020
3.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		66,853	Sale	$18.80	10-Mar-2021	$17.36	04-Feb-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun- 2021
		1,04,600	Sale	$19.43	07-Jun- 2021	$19.23	07-Jun-2021

* *Rounded down to the nearest whole number*

9.2 No RSUs and Options of the Company have been exercised by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs / Options exercised	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Salil Parekh	4,89,077	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
2.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
3.	Nilanjan Roy	24,256	Exercise of RSUs	₹5.00	18-May-2021	₹5.00	18-May-2021
4.	A.G.S. Manikantha	3,842	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
5.	Krishnamurthy Shankar	29,726	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
6.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
7.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
8.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun-2021

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the promoters, promoter group and persons in control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

i. Immediately following the date of the Board meeting held on April 14, 2021 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts;

ii. As regards the Company's prospects for the year immediately following the date of the Board meeting held on April 14, 2021 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, and having regards to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on April 14, 2021, as also from the date of the Special Resolution;

iii. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016.

Contd...

13. REPORT ADDRESSED TO THE BOARD BY THE COMPANY'S AUDITORS ON THE PERMISSIBLE CAPITAL PAYMENT AND THE OPINION FORMED BY THE DIRECTORS REGARDING INSOVENCY

The text of the report dated April 14, 2021 received from Deloitte Haskins & Sells LLP, the statutory auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2021-22/01
AUDITOR'S REPORT

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated July 03, 2020.
2. The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on April 14, 2021, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.
3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment as at March 31, 2021" ('Annexure A') (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement to comply with the provisions of Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:
   i. we have inquired into the state of affairs of the Company in relation to the annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021;
   ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the annual audited standalone and consolidated financial statements as at March 31, 2021 in accordance with Section 68(2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and
   iii. the Board of Directors of the Company, in their Meeting held on April 14, 2021 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.
6. The annual standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated April 14, 2021. We conducted our audit of the annual standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the Institute of Chartered Accountants of India (the "Guidance Note") and Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.
8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that:
   i. We have inquired into the state of affairs of the Company in relation to its annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021, which have been approved by the Board of Directors of the Company on April 14, 2021.
   ii. The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited standalone and consolidated financial statements of the Company as at and for the year ended March 31, 2021.
   iii. The Board of Directors of the Company, at their meeting held on April 14, 2021 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated April 14, 2021 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) can be shared with the Merchant Bankers in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)
Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 21039826AAAACM6918
Place: Mumbai
Date: April 14, 2021

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited standalone and consolidated financial statements as at and for the twelve months period ended March 31, 2021.

Particulars	Amount (Rs. in crores) Standalone	Amount (Rs. in crores) Consolidated
Paid up Equity capital as at March 31, 2021 (A)	2,130	2,124
Free Reserves as at March 31, 2021:		
- Retained earnings*	57,485	62,574
- Securities Premium reserve	581	600
- General reserve	1,663	2,715
Total Free Reserves (B)	59,729	65,889
Total paid up Equity capital and free reserves (A+B)	61,859	68,013
Maximum amount permissible for buyback under Section 68 of the Act, i.e. lower of 25% of the total paid up capital and free reserves of the standalone and consolidated financial statements		15,465
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. lower of 15% of the total paid up capital and free reserves of the standalone and consolidated financial statements		9,279

* *Includes re-measurement loss on defined benefit plan of Rs. 33 crore and Rs. 69 crore on a standalone and consolidated basis, respectively.*

For Infosys Limited
Sd/-
Nilanjan Roy
Chief Financial Officer
Date: April 14, 2021

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT

14.1 Subject to applicable law, in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus issue till the expiry of the Buyback period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 Subject to applicable law, in accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 Subject to applicable law, the Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and

14.7 The Company shall not buy back locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement, such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 14, 2021, and the audited accounts for the period from April 1, 2020 to March 31, 2021, are available for electronic inspection without any fee by the members of the Company. The audited accounts for the period from April 1, 2020 to March 31, 2021 are also available on the Company's website at https://www.infosys.com/investors/.

15. INFORMATION ABOUT ACCEPTANCE OF EQUITY SHARES IN THE BUYBACK TO THE SHAREHOLDERS OF THE COMPANY

15.1 Pursuant to the circular no. 20210319-1 dated March 19, 2021 issued by BSE and circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021 issued by NSE, the Indian Stock Exchanges are required to identify the counterparty to the trade executed by the Company under the Buyback using the unique client code provided to the Company on a daily basis. Post such identification, the Indian Stock Exchanges shall send SMS and email to such shareholders whose sell order gets matched with that of the Company on a daily basis informing them about their sell orders matched against buyback orders of the Company on the exchange trading platform together with the relevant details such as quantity and price of the Equity Shares that are bought back.

15.2 Shareholders are requested to ensure (via their broker) that their correct and valid mobile numbers and email IDs are updated in the unique client code database of the Indian Stock Exchanges.

15.3 For more information on the process of identification and circulation of the relevant information to the shareholders whose Equity Shares get accepted under the Buyback, please refer to BSE circular no. 20210319-1 dated March 19, 2021 and NSE circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021.

15.4 The Company will be discharging the tax on the buyback of shares at the applicable rate in accordance with the provisions of the Income-Tax Act, read with the rules thereunder.

Part B - Disclosures in accordance with Schedule IV of the Buy-back Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on April 14, 2021 and the shareholders' approval for the Buyback was received on June 19, 2021, the results of which were announced on June 21, 2021.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS, AND COST OF FINANCING THE BUYBACK

2.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares, comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 2,62,85,714 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	June 25, 2021
Acceptance of Equity Shares accepted in dematerialized mode	Upon the relevant payout by the Indian Stock Exchanges
Extinguishment of Equity Shares	Equity Shares bought back will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. The Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback period.
Last Date for the Buyback	Earlier of:
	(a) December 24, 2021 (that is 6 months from the date of the opening of the Buyback); or
	(b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or
	(c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 In terms of Regulation 40(1) of the LODR Regulations, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Demat Shares. The promoters, promoter group, and persons in control of the Company shall not participate in the Buyback. Shareholders holding Equity Shares in physical form can participate in the Buyback after such Equity Shares are dematerialized by approaching a depository participant.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid-up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid-up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person : Sushmita Iyer
Phone : 1-800-209-9191
Email : service.securities@kotak.com
Website : www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 (INFY) at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. The American Depositary Shares ("**ADSs**") are traded on the New York Stock Exchange ("**NYSE**") under the symbol 'INFY'. ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on June 25, 2021 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and/or NSE on the normal trading segment to Buyback the Equity Shares through the Company's Broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a "buy" order for Buyback of the Equity Shares. The Company shall place a "buy" order for Buyback of Demat Shares, by indicating to the Company's Broker, the number of Equity Shares it intends to buy and the trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price would not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** As per the proviso to Regulation 40(1) of the LODR Regulations, read with SEBI's press release no. 12/2019 dated March 27, 2019, effective from April 1, 2019, transfers of securities shall not be processed unless the securities are held in the dematerialized form with a depository ("**LODR Amendment**"). Accordingly, the Company shall not accept the Equity Shares tendered under the Buyback unless such Equity Shares are in dematerialized form.

Accordingly, all eligible shareholders of the Company holding Equity Shares in physical form and desirous of tendering their Equity Shares in the buyback are advised to approach the concerned depository participant to have their Equity Shares dematerialized. In case any eligible shareholder has submitted Equity Shares in physical form for dematerialization, such shareholders should ensure that the process of dematerialization is completed well in time so that they can participate in the buyback before buyback closing date.

4.11 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.12 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.13 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/buyback-2021.html on a daily basis.

4.14 Eligible sellers who intend to participate in the Buyback should consult their respective tax advisors before participating in the Buyback.

4.15 ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's Broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled 'Infosys Limited' with Kotak Securities Limited ("**Buyback Demat Account**"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("**DP**") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 2018, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days of the expiry of the Buyback period.

5.3 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. BRIEF INFORMATION ABOUT THE COMPANY

6.1 **History of the Company**

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on Indian stock exchanges in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its ADSs from Euronext Paris and London on July 5, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol "INFY" and investors continue to trade their ADSs on the NYSE.

6.2 **Overview of the Company**

(i) Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services enabling clients in more than 50 countries to create and execute strategies for their digital transformation. The Company's brand is built around the premise that its four decades of experience in managing the systems and workings of global enterprises uniquely positions it to be navigators for its clients. The Company enables enterprises with an AI-powered Core. It empowers the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. The Company's Always-on Learning foundation drives its continuous improvement through building and transferring digital skills, expertise and ideas from its innovation ecosystem. The Company's localization investments in talent and digital centers help accelerate the business transformation agenda. In this way, it helps businesses continuously evolve into responsive Live Enterprises.

(ii) The Company's solutions have been primarily classified as Digital and Core.

Digital:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core

- Application management services
- Infrastructure management services
- Proprietary application development services
- Traditional enterprise application implementation
- Independent validation solutions
- Support and integration services
- Product engineering and management

Our Products & Platforms include:

- Finacle®
- Panaya®
- Infosys Meridian
- Edge Suite
- Skava®
- CyberNext
- Infosys Nia®
- Stater Mortgage Servicing Platform
- LEAP
- Infosys McCamish
- Wingspan®

(iii) The Company's corporate headquarters is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / +91-80-4116 7775.

7. FINANCIAL INFORMATION ABOUT THE COMPANY

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2021, March 31, 2020 and March 31, 2019 is provided below:

(i) Based on audited standalone financial statements under Ind AS for the years ended March 31, 2021 and March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	85,912	79,047	73,107
Other Income, net	2,467	2,700	2,852
Total Income	88,379	81,747	75,959
Total expenses excluding interest, depreciation & tax[8]	61,455	59,012	54,433
Finance cost[1]	126	114	NIL
Depreciation	2,321	2,144	1,599
Profit before tax	24,477	20,477	19,927
Provision for tax (incl. deferred tax)	6,429	4,934	5,225
Profit after tax[8]	18,048	15,543	14,702
Other comprehensive income / (loss), net of tax	191	(234)	79
Total comprehensive income	18,239	15,309	14,781

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,130	2,129	2,178
Reserves and surplus[2]	69,401	60,105	60,533
Net worth/ Shareholders equity[3]	71,531	62,234	62,711
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)[4]	42.37	36.34	33.66
Book value per share (₹)[5]	167.89	146.12	143.96
Debt-equity ratio[6]	NA	NA	NA
Return on net worth (%)[7]	26.98	24.88	23.30

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company*
4. *Earnings per share = Profit after tax / Weighted average number of equity shares for the year*
5. *Book value per share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit after tax/ Average net worth*
8. *During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the three months ended June 30, 2018, the company recorded ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.*
   During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

Contd...

(ii) Based on audited consolidated financial statements under Ind AS for the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	100,472	90,791	82,675
Other income, net	2,201	2,803	2,882
Total income	102,673	93,594	85,557
Total expenses excluding interest, depreciation & tax(8)	72,583	68,524	62,505
Finance cost(1)	195	170	NIL
Depreciation	3,267	2,893	2,011
Profit before tax	26,628	22,007	21,041
Provision for tax (incl. deferred tax)	7,205	5,368	5,631
Profit after tax(8)	19,423	16,639	15,410
Other comprehensive income / (loss), net of tax	306	151	134
Total comprehensive income	19,729	16,790	15,544
Profit after tax attributable to:			
Owners of the Company	19,351	16,594	15,404
Non-controlling interests	72	45	6
Total comprehensive income attributable to:			
Owners of the Company	19,651	16,732	15,538
Non-controlling interests	78	58	6

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,124	2,122	2,170
Reserves and surplus(2)	74,227	63,328	62,778
Net worth/ Shareholders equity(3)	76,351	65,450	64,948
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)(4)	45.61	38.97	35.44
Book value per share (₹)(5)	179.85	154.34	149.79
Debt-equity ratio(6)	NA	NA	NA
Return on net worth (%)(7)	27.29	25.45	23.72

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company.*
4. *Earnings per Share = Profit attributable to the owners of the Company / Weighted average number of equity Shares for the year*
5. *Book value per Share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit attributable to the owners of the Company / Average net worth*
8. *During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Skava and Panaya, collectively referred to as the "Disposal Group", as 'Held for Sale'. Consequently, during the three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹ 270 crore, respectively, in respect of Panaya.*

   During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹ 451 crore in respect of Skava.

8. DETAILS OF ESCROW AGENT

8.1 In accordance with Regulation 20 of the Buyback Regulations, an escrow agreement ("**Escrow Agreement**") is to be entered into amongst the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("**Escrow Agent**"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051. Escrow Agreement dated June 16, 2021 has been entered into amongst the parties.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style 'Infosys Ltd Buyback – Escrow Account' bearing the account number 2545173539. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the Maximum Buyback Size in the Escrow Account and arrange for a bank guarantee issued in favor of the Manager to the Buyback before the Buyback Opening Date i.e. Friday, June 25, 2021, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Manager to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Further, such bank guarantee shall be valid (i) for a period of 30 days after the expiry of the Buyback period, or (ii) till the completion of all obligations of the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. FIRM FINANCING ARRANGEMENTS

9.1 The Company, duly authorized by its buyback committee, as constituted by the Board ("**Buyback Committee**"), has identified and earmarked funds for the purpose of fulfillment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated June 21, 2021 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Chartered Accountants, Statutory auditors of the Company (Membership Number 110815, Firm Registration number 117366W/W-100018, having its office at Prestige Trade Tower, Level 19, 46, Palace Road, High Grounds, Bengaluru – 560 001, Karnataka, India, Telephone number +91 80 6188 6000, Fax number +91 80 6188 6000), have certified, vide their report IL/2021-22/14 dated June 21, 2021, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. LISTING DETAILS AND STOCK MARKET DATA

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.00	03-Sep-2018	628,171	1,099.00	16-Apr-2018	531,561	1,266.85	31,531,088
September 4, 2018 to March 31, 2019	771.15	8-Feb-2019	312,650	600.65	26-Nov-2018	628,314	702.01	79,231,928
March 31, 2020	847.40	6-Sep-2019	145,166	511.10	19-Mar-2020	2,113,081	741.88	128,544,321
March 31, 2021	1,406.25	16-Mar-2021	266,475	582.35	03-Apr-2020	327,035	1,016.15	127,254,455

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,265.00	24-Dec-2020	503,008	1,105.55	01-Dec-2020	571,933	1,184.33	11,529,589
January 21	1,392.70	13-Jan-2021	993,426	1,231.15	29-Jan-2021	401,843	1,316.87	16,450,656
February 21	1,331.85	9-Feb-2021	499,049	1,230.00	24-Feb-2021	1,479,897	1,283.75	9,734,554
March 21	1,406.25	16-Mar-2021	266,475	1,259.70	01-Mar-2021	174,197	1,349.16	7,602,453
April 21	1,480.00	12-Apr-2021	778,970	1,320.35	15-Apr-2021	1,327,320	1,379.54	10,376,097
May 21	1,415.50	27-May-2021	1,353,941	1,311.80	14-May-2021	256,247	1,353.04	9,713,239

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.bseindia.com.
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

NSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.90	03-Sep-2018	5,488,164	1,102.00	16-Apr-2018	12,372,542	1,266.91	463,694,896
September 4, 2018 to March 31, 2019	772.25	08-Feb-2019	5,915,169	599.85	26-Nov-2018	15,075,209	702.27	1,145,412,528
March 31, 2020	847.00	06-Sep-2019	6,106,841	509.25	19-Mar-2020	16,584,106	741.88	2,335,794,083
March 31, 2021	1,406.00	16-Mar-2021	9,352,771	582.15	03-Apr-2020	10,221,890	1,016.16	2,622,290,071

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,258.85	23-Dec-2020	15,878,346	1,105.05	01-Dec-2020	8,933,802	1,184.40	205,793,830
January 21	1,392.80	13-Jan-2021	14,442,997	1,231.00	29-Jan-2021	12,183,519	1,316.97	206,714,641
February 21	1,332.00	09-Feb-2021	7,965,949	1,241.00	01-Feb-2021	8,880,279	1,283.76	135,880,762
March 21	1,406.00	16-Mar-2021	9,352,771	1,259.00	01-Mar-2021	5,756,286	1,349.14	170,797,260
April 21	1,477.55	12-Apr-2021	20,384,532	1,320.00	15-Apr-2021	25,342,491	1,379.59	174,375,276
May 21	1,416.25	27-May-2021	15,365,391	1,311.30	14-May-2021	4,824,609	1,352.94	110,635,877

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.nseindia.com
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

10.3 Notice of the Board meeting to consider the proposal of the Buyback was given to the NSE and BSE on April 11, 2021. The stock prices on the Indian Stock Exchanges on relevant dates are:

Date	Description	NSE			BSE		
		High (₹)	Low (₹)	Closing (₹)	High (₹)	Low (₹)	Closing (₹)
April 9, 2021	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	1,455.00	1,430.05	1,441.05	1,454.00	1,430.40	1,440.75
April 14, 2021*	Board Meeting Date*	1,435.25	1,375.00	1,397.15	1,435.95	1,375.00	1,398.60
April 15, 2021	First Trading Day post Board Meeting Date	1,366.40	1,320.00	1,360.75	1,366.60	1,320.35	1,361.50

* *Since the date of Board Meeting day was a holiday, the immediate preceding working day has been considered (i.e. April 13, 2021)*

11. PRESENT CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars of share capital	As on date of the Public Announcement	Post completion of the Buyback*
Authorised: 4,80,00,00,000 Equity Shares of ₹ 5/- each	24,00,00,00,000	24,00,00,00,000
Issued: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675
Subscribed and fully paid-up: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675

* *Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid-up Equity Shares or calls in arrears.

11.3 As on the date of this Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) except 61,95,455 outstanding and vested and unvested employee stock options. As of March 31, 2021, the Company had outstanding and vested and unvested employee stock options (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) pursuant to exercise of which the Company would be required to issue a maximum of 68,05,069 Equity Shares to the employees of the Company.

11.4 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback period.

11.5 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations.

11.6 Shareholding pattern of the Company, as on June 19, 2021, is as shown below:

Shareholders	Pre Buyback		Post Buyback	
	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and/or persons who are in the control and/or acting in concert (promoter group)	55,16,82,338	12.95	55,16,82,338	13.11
Indian financial institutions	1,280	0.00	3,65,70,17,997*	86.89
Banks	16,12,350	0.04		
Mutual funds	55,55,71,906	13.04		
Indian public & corporates	97,90,47,989	22.98		
Foreign institutional investors	1,40,76,71,054	33.03		
NRIs	2,91,18,269	0.68		
Foreign nationals and overseas corporate bodies	2,41,138	0.01		
American Depository Shares (ADSs)	73,63,25,439	17.28		
Total	**4,26,12,71,763**	**100.00**	**4,20,87,00,335**	**100.00**

* *Assuming that as a part of the Buyback, Maximum Buyback Shares are bought back. The shareholding, post completion of the Buyback, may differ depending upon the actual number of Equity Shares bought back in the Buyback.*

12. SHAREHOLDING OF THE PROMOTERS, DIRECTORS AND KEY MANAGERIAL PERSONNEL

12.1 For the aggregate shareholding of the promoters and directors of the promoter entities as on June 22, 2021, please refer to Paragraph 8 of Part A above.

12.2 For the details of the transactions made by the persons mentioned in paragraph 12.1 above, please refer to Paragraph 9 of Part A above.

12.3 The promoters are not permitted to deal in the Equity Shares on the Indian Stock Exchanges or off-market, including inter-se transfer of Equity Shares among the promoters from the date of the shareholders' approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

12.4 The aggregate shareholding of the promoters as on date of this Public Announcement is 12.95% of the total equity share capital of the Company. While the promoters are not eligible to participate in the Buyback, depending on the number of Equity Shares bought back by the Company, their effective shareholding percentage in the Company, will increase marginally.

12.5 Such an increase in the percentage holding / voting rights of the promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

13. MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE LIKELY IMPACT OF THE BUYBACK ON THE COMPANY

13.1 The Buyback is not likely to cause any material impact on the profitability / earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income.

13.2 The Buyback is not expected to impact growth opportunities for the Company.

13.3 The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long-term, thereby leading to long-term increase in members' value. The Company believes that the Buyback will contribute to the overall enhancement of shareholders' value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances / deposits and / or short-term investments and / or internal accruals of the Company.

13.4 Pursuant to Regulation 16(ii) of the Buyback Regulations, the promoters, promoter group and persons in control are not entitled to participate under the Buyback.

13.5 The Buyback of Equity Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

13.6 Consequent to the Buyback and based on the number of Equity Shares bought back from the shareholders excluding the promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid-up equity share capital of the Company.

13.7 As required under Section 68(2)(d) of the Companies Act, 2013, the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up equity share capital and free reserves post the Buyback.

13.8 Unless otherwise determined by the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

13.9 In accordance with Regulation 24 (i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities including by way of bonus till the expiry of the Buyback period.

13.10 Consequent to the Buyback and based on the number of Equity Shares bought back by the Company from its shareholders (other than from its promoters and promoter group), the shareholding pattern of the Company would undergo a change.

13.11 The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet.

13.12 The promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the promoters during the period from the date of passing the shareholders' resolution, till the closing of the Buyback.

14. STATUTORY APPROVALS

14.1 Pursuant to Sections 68, 69, 70 and 110, and all other applicable provisions, of the Companies Act, 2013 and the rules made thereunder, the Board at its meeting held on April 14, 2021 approved the proposal for the Buyback and shareholders' approval for the Buyback, was received on June 19, 2021, the results of which were announced on June 21, 2021.

14.2 The Buyback from each eligible shareholder is subject to all approvals if any required, under the provisions of the Companies Act, the Buyback Regulations, Foreign Exchange Management Act, 1999 ("**FEMA**") and / or such other acts in force for the time being. The eligible shareholders shall be solely responsible for determining the requirements for, and obtaining, all such statutory approvals and consents as may be required by them in order to sell their Equity Shares to the Company pursuant to the Buyback. Eligible shareholder would be required to provide copies of all such consents and approvals obtained by them to the Company's Broker.

14.3 The Buyback from the eligible shareholders who are residents outside India, (for example, (a) foreign corporate bodies (including erstwhile overseas corporate bodies), (b) foreign institutional investors / foreign portfolio investors, (c) non-resident Indians, (d) members of foreign nationality and (e) ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any), shall be subject to (i) FEMA and rules and regulations framed thereunder, (ii) Income Tax Act, 1961 and rules and regulations framed thereunder, (iii) the Depository Receipts Scheme, 2014, as applicable, and also (iv) such approvals, if and to the extent necessary or required from concerned authorities under applicable laws and regulations including but not limited to approvals from the Reserve Bank of India ("**RBI**").

As mentioned above, the Buyback of Equity Shares from non-residents ("**NR**") and non resident Indian ("**NRI**") shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile Overseas Corporate Body ("**OCBs**") must obtain all specific approvals required to participate in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals, so as to enable them to participate in the Buyback. The Company will have the right to make payment to the eligible shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the eligible shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

14.4 Non-resident shareholders (excluding OCBs) permitted under general permission under the consolidated Foreign Direct Investment policy issued by the Government of India read with applicable regulations issued under FEMA, are not required to obtain approvals from RBI.

14.5 By agreeing to participate in the Buyback, each eligible shareholder (including each NR shareholder) undertakes to complete all relevant regulatory/statutory filings and compliances to be made by it under applicable law, including filing of Form FC-TRS. Further, by agreeing to participate in the Buyback, each eligible shareholder authorizes the Company and undertakes to provide requisite assistance to the Company to take all necessary action for making any regulatory/statutory filings and compliances for the purpose of Buyback to the extent required under applicable laws or as directed by any regulatory or statutory authority in future.

14.6 To the best knowledge of the Company, as on the date hereof, there is no statutory or regulatory approval required to implement the Buyback, other than as indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback offer will be subject to such statutory or regulatory approval(s) and subject to the obligations of the eligible shareholders to obtain the consents and approvals necessary for transfer of their Equity Shares to the Company as set out under paragraphs 14.2 and 14.3 above, the Company shall obtain such statutory or regulatory approvals, as may be required from time to time, if any, for completion of the Company's obligations in relation to the Buyback.

15. COLLECTION AND BIDDING CENTERS

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centers and bidding centers is not applicable.

16. COMPLIANCE OFFICER AND INVESTOR SERVICE CENTER

16.1 The Company has designated the following as the Investor Service Center for the Buyback:

KFINTECH

KFin Technologies Private Limited
Selenium Tower B, Plot 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500 032
Contact Person : M. Murali Krishna
Phone : 1- 800-309-4001
Email : einward.ris@kfintech.com
SEBI Registration : INR000000221
Validity period : Permanent Registration

16.2 In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address except Saturday, Sunday and Public holidays.

16.3 The Company has designated the following as the Compliance Officer for the Buyback:
Name : A. G. S. Manikantha
Designation : Company Secretary
Address : Infosys Limited
No. 44, Electronics City, Hosur Road,
Bengaluru, Karnataka 560 100, India
Tel : +91 80 4116 7775
Email id : sharebuyback@infosys.com

16.4 In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

17. MERCHANT BANKER / MANAGER TO THE BUYBACK

The Company has appointed the following as Merchant Banker / Manager to the Buyback:

kotak Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot no. C-27, "G" Block, Bandra Kurla Complex,
Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2021@kotak.com
SEBI Registration : INM000008704
Validity Period : Permanent Registration

18. DIRECTORS' RESPONSIBILITY

As per Regulation 24(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that this Public Announcement contains true, factual and material information and does not contain any misleading information. This Public Announcement is issued under the authority of the Buyback Committee in terms of the resolution dated June 22, 2021.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place : Mumbai / Bengaluru
Date : June 22, 2021

Forward-looking statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2021.

CCI NG 3.17 Product: TOIBangaloreBS PubDate: 23-06-2021 Zone: BangaloreCity Edition: 1 Page: TOIBGCN3 User: toya.jaksha Time: 06-22-2021 22:16 Color:

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INFOSYS LIMITED
Registered office: No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: +91 80 2852 0261 / extn 67775
Fax: +91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED ("THE COMPANY"), FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018.

This public announcement ("**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF THE BUYBACK AND OFFER PRICE

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on April 14, 2021, has, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended ("**the Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.87% and 13.53% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone basis and consolidated basis, respectively) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/buyback-2021.html) and is expected to be available on the website of Securities and Exchange Board of India ("**SEBI**") (www.sebi.gov.in) and the Indian Stock Exchanges (as defined below) during the Buyback period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, at its meeting held on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

i. The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Dividend and buyback include applicable taxes.

ii. In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on April 14, 2021, has approved the proposal for recommending buyback of Equity Shares of Maximum Buyback Size of up to ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only).

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

i. The Buyback will help the Company to return surplus cash to its members;

ii. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long-term increase in members' value; and

iii. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID-UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), being 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY BACK

4.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 2,62,85,714 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

i. Premiums of 31.27% and 31.14% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

ii. Premiums of 23.71% and 24.76% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (April 11, 2021) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

iii. Premiums of 21.46% and 21.44% over the closing price of the Equity Shares on BSE and NSE, respectively as on April 9, 2021, being the last trading date prior to the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, among other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹1,750/- per Equity Share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback through the open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

As per the latest audited Balance Sheet of the Company as at March 31, 2021, the total paid-up equity capital and free reserves are as follows:

(₹ in crore)

Particulars	Standalone	Consolidated
Total paid-up equity capital	2,130	2,124
Free reserves	59,729	65,889
Aggregate of the total paid-up equity capital and free reserves	61,859	68,013
15% of the aggregate of the total paid-up equity capital and free reserves	9,279	10,202
Lower of 15% of the aggregate of the total paid-up equity capital and free reserves of standalone and consolidated financial statements		9,279

Based on the above, the Maximum Buyback Size, i.e. ₹9,200 crore (Rupees Nine Thousand Two Hundred Crore only), is less than 15% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(iv)(b) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("**LODR Regulations**"), except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Equity Shares in dematerialized form ("**Demat Shares**"). The promoters, promoter group and persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buy back Equity Shares which are locked-in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

7.2 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

7.3 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY, AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the promoters and promoter group, the directors of the promoter where promoter is a company, and of directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021) is as below.

8.1 The aggregate shareholding of the promoters and promoter group as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Promoters		
1.	Sudha Gopalakrishnan	9,53,57,000	2.24
2.	Rohan Murty	6,08,12,892	1.43
3.	S. Gopalakrishnan	4,18,53,808	0.98
4.	Nandan M. Nilekani	4,07,83,162	0.96
5.	Akshata Murty	3,89,57,096	0.91
6.	Asha Dinesh	3,85,79,304	0.91
7.	Sudha N. Murty	3,45,50,626	0.81
8.	Rohini Nilekani	3,43,35,092	0.81
9.	Dinesh Krishnaswamy	3,24,79,590	0.76
10.	Shreyas Shibulal	2,38,74,350	0.56
11.	N.R. Narayana Murthy	1,66,45,638	0.39
12.	Nihar Nilekani	1,26,77,752	0.30
13.	Janhavi Nilekani	1,18,87,562	0.28
14.	Deeksha Dinesh	76,46,684	0.18
15.	Divya Dinesh	76,46,684	0.18
16.	S.D. Shibulal	58,14,733	0.14
17.	Kumari Shibulal	52,48,965	0.12
18.	Meghana Gopalakrishnan	48,34,928	0.11
19.	Shruti Shibulal	27,37,538	0.06
	Total (A)	**51,67,23,404**	**12.13**
	B. Promoter group		
20.	Milan Shibulal Manchanda	1,39,35,868	0.33
21.	Gaurav Manchanda	1,37,36,226	0.32
22.	Bhairavi Madhusudhan Shibulal	65,09,240	0.15
23.	Tanush Nilekani Chandra	7,77,600	0.02
	Total (B)	**3,49,58,934**	**0.82**
	Total A+B	**55,16,82,338**	**12.95**

8.2 The aggregate shareholding of the directors of the promoter, as on the date of the Public Announcement (i.e., June 22, 2021), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
		A. Directors		
1.	Nandan M. Nilekani	Non-Executive Director and Chairman of the Board	4,07,83,162	0.96
2.	Salil Parekh	Chief Executive Officer and Managing Director	6,52,562	0.02
3.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	12,19,089	0.03
4.	Kiran Mazumdar-Shaw	Lead Independent Director	Nil	Nil
5.	D. Sundaram	Independent Director	Nil	Nil
6.	Michael Gibbs	Independent Director	Nil	Nil
7.	Uri Levine	Independent Director	Nil	Nil
8.	Bobby Parikh	Independent Director	8,456	0.00
9.	Chitra Nayak	Independent Director	Nil	Nil
	Total (A)		**4,26,63,269**	**1.00**
		B. Key managerial personnel		
10.	Nilanjan Roy	Chief Financial Officer	27,355	0.00
11.	A.G.S. Manikantha	Company Secretary	7,502	0.00
12.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	Nil	Nil
13.	Mohit Joshi	President	Nil	Nil
14.	Ravi Kumar S.	President and Deputy Chief Operating Officer	Nil	Nil
15.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	58,208	0.00
	Total (B)		**93,065**	**0.00**
	Total A+B		**4,27,56,334**	**1.00**

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Number of ADRs held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	56,397*	0.00
2.	Mohit Joshi	President	6,370*	0.00
3.	Ravi Kumar S.	President and Deputy Chief Operating Officer	22	0.00
	Total		**62,789**	**0.00**

** Includes dividend reinvestment shares rounded down to the nearest whole number*
Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Units ("**RSUs**") and Employee Stock Options ("**Options**") held by directors and key managerial personnel of the Company as on the date of the Public Announcement (i.e., June 22, 2021):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
		A. Directors			
1.	Salil Parekh	Chief Executive Officer and Managing Director	RSUs	2,38,052	–
2.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	RSUs	78,113	–
			Options	–	86,000
	Total (A)			**3,16,165**	**86,000**
		B. Key managerial personnel			
3.	Nilanjan Roy	Chief Financial Officer	RSUs	84,621	–
4.	A.G.S. Manikantha	Company Secretary	RSUs	8,695	–
5.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	ADR RSUs	1,27,193	–
			ADR Options	22,226	33,340
6.	Mohit Joshi	President	ADR RSUs	3,65,360	–
			ADR Options	–	2,25,500
7.	Ravi Kumar S.	President and Deputy Chief Operating Officer	ADR RSUs	3,51,960	–
8.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	RSUs	75,834	–
			Options	–	28,500
	Total (B)			**10,35,889**	**2,87,340**
	Total A+B			**13,52,054**	**3,73,340**

9. No Equity Shares of the Company have been purchased / sold by any promoter / promoter group, directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
			Promoter and promoter group				
1.	Gaurav Manchanda	18,00,000	Sale	938.95	22-Jul-2020	900.90	23-Jul-2020
2.	Milan Shibulal Manchanda	15,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
3.	Shreyas Shibulal	40,00,000	Sale	938.10	22-Jul-2020	900.75	23-Jul-2020
4.	Kumari Shibulal	12,00,000	Sale	938.10	22-Jul-2020	900.90	23-Jul-2020
5.	S.D. Shibulal	4,01,000	Gift (received)	Nil	12-Nov-2020	Nil	12-Nov-2020
6.	Kumari Shibulal	4,01,000	Gift (given)	Nil	12-Nov-2020	Nil	12-Nov-2020
7.	Bhairavi Madhusudhan Shibulal	1,75,000	Gift (received)	Nil	08-Dec-2020	Nil	08-Dec-2020
8.	Shreyas Shibulal	1,75,000	Gift (given)	Nil	08-Dec-2020	Nil	08-Dec-2020
9.	Tanush Chandra Nilekani	7,77,600	Gift (received)	Nil	09-Mar-2021	Nil	09-Mar-2021
10.	Janhavi Nilekani	7,77,600	Gift (given)	Nil	09-Mar-2021	Nil	09-Mar-2021
11.	Kumari Shibulal	36,47,965	Sale (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
12.	S.D. Shibulal	36,47,965	Purchase (Block deal)	1,391.00	31-May-2021	1,317.95	12-May-2021
			Directors				
13.	Salil Parekh	4,89,077	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,68,839	Sale	1,343.86	04-May-2021	1,285.05	03-Feb-2021
14.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		26,823	Sale	1,333.90	04-May-2021	1,285.05	03-Feb-2021
15.	Bobby Parikh	2,754	Purchase	933.60	27-Jul-2020	933.60	27-Jul-2020
			Key managerial personnel				
16.	Nilanjan Roy	24,256	Exercise of RSUs	5.00	18-May-2021	5.00	18-May-2021
		5,624	Sale	1,327.40	03-Mar-2021	1,320.00	03-Mar-2021
17.	A.G.S. Manikantha	3,842	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		1,000	Sale	1,327.40	03-Feb-2021	1,320.00	03-Feb-2021
18.	Krishnamurthy Shankar	29,726	Exercise of RSUs	5.00	12-May-2021	5.00	12-May-2021
		5,192	Sale	1,327.40	03-Mar-2021	1,285.05	03-Feb-2021

9.1 No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		327*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		5,316	Sale	$18.80	10-Mar-2021	$18.57	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
		33,334	Sale	$19.24	07-Jun-2021	$19.24	07-Jun-2021
2.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		780*	Dividend reinvestment shares	$10.25	07-Jul-2020	$10.25	07-Jul-2020
		2,14,762	Sale	$18.80	10-Mar-2021	$14.83	09-Nov-2020
3.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		66,853	Sale	$18.80	10-Mar-2021	$17.36	04-Feb-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun- 2021
		1,04,600	Sale	$19.43	07-Jun- 2021	$19.23	07-Jun-2021

** Rounded down to the nearest whole number*

9.2 No RSUs and Options of the Company have been exercised by directors and key managerial personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., June 22, 2021), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs / Options exercised	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1.	Salil Parekh	4,89,077	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
2.	U.B. Pravin Rao	1,44,966	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
3.	Nilanjan Roy	24,256	Exercise of RSUs	₹5.00	18-May-2021	₹5.00	18-May-2021
4.	A.G.S. Manikantha	3,842	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
5.	Krishnamurthy Shankar	29,726	Exercise of RSUs	₹5.00	12-May-2021	₹5.00	12-May-2021
6.	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		33,334	Exercise of ADR Options	$15.80	07-Jun-2021	$15.80	07-Jun-2021
7.	Mohit Joshi	1,41,988	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
8.	Ravi Kumar S.	1,15,099	Exercise of ADR RSUs	₹5.00	10-Mar-2021	₹5.00	10-Mar-2021
		56,376	Exercise of ADR Options	$15.26	07-Jun-2021	$15.26	07-Jun-2021

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the promoters, promoter group and persons in control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

i. Immediately following the date of the Board meeting held on April 14, 2021 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts;

ii. As regards the Company's prospects for the year immediately following the date of the Board meeting held on April 14, 2021 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, and having regards to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on April 14, 2021, as also from the date of the Special Resolution;

iii. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016.

Contd...

13. REPORT ADDRESSED TO THE BOARD BY THE COMPANY'S AUDITORS ON THE PERMISSIBLE CAPITAL PAYMENT AND THE OPINION FORMED BY THE DIRECTORS REGARDING INSOVENCY

The text of the report dated April 14, 2021 received from Deloitte Haskins & Sells LLP, the statutory auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2021-22/01
AUDITOR'S REPORT

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated July 03, 2020.

2. The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on April 14, 2021, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment as at March 31, 2021" ('Annexure A') (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement to comply with the provisions of Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:
   i. we have inquired into the state of affairs of the Company in relation to the annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021;
   ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the annual audited standalone and consolidated financial statements as at March 31, 2021 in accordance with Section 68(2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and
   iii. the Board of Directors of the Company, in their Meeting held on April 14, 2021 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The annual standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated April 14, 2021. We conducted our audit of the annual standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the Institute of Chartered Accountants of India (the "Guidance Note") and Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that:
   i. We have inquired into the state of affairs of the Company in relation to its annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021, which have been approved by the Board of Directors of the Company on April 14, 2021.
   ii. The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited standalone and consolidated financial statements of the Company as at and for the year ended March 31, 2021.
   iii. The Board of Directors of the Company, at their meeting held on April 14, 2021 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated April 14, 2021 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) can be shared with the Merchant Bankers in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)
Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 21039826AAAACM6918
Place: Mumbai
Date: April 14, 2021

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited standalone and consolidated financial statements as at and for the twelve months period ended March 31, 2021.

Particulars	Amount (Rs. in crores) Standalone	Amount (Rs. in crores) Consolidated
Paid up Equity capital as at March 31, 2021 (A)	2,130	2,124
Free Reserves as at March 31, 2021:		
- Retained earnings*	57,485	62,574
- Securities Premium reserve	581	600
- General reserve	1,663	2,715
Total Free Reserves (B)	59,729	65,889
Total paid up Equity capital and free reserves (A+B)	61,859	68,013
Maximum amount permissible for buyback under Section 68 of the Act, i.e. lower of 25% of the total paid up capital and free reserves of the standalone and consolidated financial statements		15,465
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. lower of 15% of the total paid up capital and free reserves of the standalone and consolidated financial statements		9,279

* *Includes re-measurement loss on defined benefit plan of Rs. 33 crore and Rs. 69 crore on a standalone and consolidated basis, respectively.*

For Infosys Limited
Sd/-
Nilanjan Roy
Chief Financial Officer
Date: April 14, 2021

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT

14.1 Subject to applicable law, in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus issue till the expiry of the Buyback period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 Subject to applicable law, in accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 Subject to applicable law, the Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and

14.7 The Company shall not buy back locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement, such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 14, 2021, and the audited accounts for the period from April 1, 2020 to March 31, 2021, are available for electronic inspection without any fee by the members of the Company. The audited accounts for the period from April 1, 2020 to March 31, 2021 are also available on the Company's website at https://www.infosys.com/investors/.

15. INFORMATION ABOUT ACCEPTANCE OF EQUITY SHARES IN THE BUYBACK TO THE SHAREHOLDERS OF THE COMPANY

15.1 Pursuant to the circular no. 20210319-1 dated March 19, 2021 issued by BSE and circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021 issued by NSE, the Indian Stock Exchanges are required to identify the counterparty to the trade executed by the Company under the Buyback using the unique client code provided to the Company on a daily basis. Post such identification, the Indian Stock Exchanges shall send SMS and email to such shareholders whose sell order gets matched with that of the Company on a daily basis informing them about their sell orders matched against buyback orders of the Company on the exchange trading platform together with the relevant details such as quantity and price of the Equity Shares that are bought back.

15.2 Shareholders are requested to ensure (via their broker) that their correct and valid mobile numbers and email IDs are updated in the unique client code database of the Indian Stock Exchanges.

15.3 For more information on the process of identification and circulation of the relevant information to the shareholders whose Equity Shares get accepted under the Buyback, please refer to BSE circular no. 20210319-1 dated March 19, 2021 and NSE circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021.

15.4 The Company will be discharging the tax on the buyback of shares at the applicable rate in accordance with the provisions of the Income-Tax Act, read with the rules thereunder.

Part B - Disclosures in accordance with Schedule IV of the Buy-back Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on April 14, 2021 and the shareholders' approval for the Buyback was received on June 19, 2021, the results of which were announced on June 21, 2021.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS, AND COST OF FINANCING THE BUYBACK

2.1 Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares, comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 2,62,85,714 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	June 25, 2021
Acceptance of Equity Shares accepted in dematerialized mode	Upon the relevant payout by the Indian Stock Exchanges
Extinguishment of Equity Shares	Equity Shares bought back will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. The Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the buyback period.
Last Date for the Buyback	Earlier of: (a) December 24, 2021 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 In terms of Regulation 40(1) of the LODR Regulations, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Demat Shares. The promoters, promoter group, and persons in control of the Company shall not participate in the Buyback. Shareholders holding Equity Shares in physical form can participate in the Buyback after such Equity Shares are dematerialized by approaching a depository participant.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid-up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid-up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person : Sushmita Iyer
Phone : 1-800-209-9191
Email : service.securities@kotak.com
Website : www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 (INFY) at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. The American Depositary Shares ("**ADSs**") are traded on the New York Stock Exchange ("**NYSE**") under the symbol 'INFY'. ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on June 25, 2021 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and/or NSE on the normal trading segment to Buyback the Equity Shares through the Company's Broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a "buy" order for Buyback of the Equity Shares. The Company shall place a "buy" order for Buyback of Demat Shares, by indicating to the Company's Broker, the number of Equity Shares it intends to buy and the trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price would not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** As per the proviso to Regulation 40(1) of the LODR Regulations, read with SEBI's press release no. 12/2019 dated March 27, 2019, effective from April 1, 2019, transfers of securities shall not be processed unless the securities are held in the dematerialized form with a depository ("**LODR Amendment**"). Accordingly, the Company shall not accept the Equity Shares tendered under the Buyback unless such Equity Shares are in dematerialized form.

Accordingly, all eligible shareholders of the Company holding Equity Shares in physical form and desirous of tendering their Equity Shares in the buyback are advised to approach the concerned depository participant to have their Equity Shares dematerialized. In case any eligible shareholder has submitted Equity Shares in physical form for dematerialization, such shareholders should ensure that the process of dematerialization is completed well in time so that they can participate in the buyback before buyback closing date.

4.11 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.12 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.13 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/buyback-2021.html on a daily basis.

4.14 Eligible sellers who intend to participate in the Buyback should consult their respective tax advisors before participating in the Buyback.

4.15 ADS holders may convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's Broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled 'Infosys Limited' with Kotak Securities Limited ("**Buyback Demat Account**"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("**DP**") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 2018, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days of the expiry of the Buyback period.

5.3 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. BRIEF INFORMATION ABOUT THE COMPANY

6.1 **History of the Company**

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on Indian stock exchanges in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its ADSs from Euronext Paris and London on July 5, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol "INFY" and investors continue to trade their ADSs on the NYSE.

6.2 **Overview of the Company**

(i) Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services enabling clients in more than 50 countries to create and execute strategies for their digital transformation. The Company's brand is built around the premise that its four decades of experience in managing the systems and workings of global enterprises uniquely positions it to be navigators for its clients. The Company enables enterprises with an AI-powered Core. It empowers the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. The Company's Always-on Learning foundation drives its continuous improvement through building and transferring digital skills, expertise and ideas from its innovation ecosystem. The Company's localization investments in talent and digital centers help accelerate the business transformation agenda. In this way, it helps businesses continuously evolve into responsive Live Enterprises.

(ii) The Company's solutions have been primarily classified as Digital and Core.

Digital:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core

- Application management services
- Infrastructure management services
- Proprietary application development services
- Traditional enterprise application implementation
- Independent validation solutions
- Support and integration services
- Product engineering and management

Our Products & Platforms include:

- Finacle®
- Panaya®
- Infosys Meridian
- Edge Suite
- Skava®
- CyberNext
- Infosys Nia®
- Stater Mortgage Servicing Platform
- LEAP
- Infosys McCamish
- Wingspan®

(iii) The Company's corporate headquarters is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / +91-80-4116 7775.

7. FINANCIAL INFORMATION ABOUT THE COMPANY

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2021, March 31, 2020 and March 31, 2019 is provided below:

(i) Based on audited standalone financial statements under Ind AS for the years ended March 31, 2021 and March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	85,912	79,047	73,107
Other Income, net	2,467	2,700	2,852
Total Income	88,379	81,747	75,959
Total expenses excluding interest, depreciation & tax[8]	61,455	59,012	54,433
Finance cost[1]	126	114	NIL
Depreciation	2,321	2,144	1,599
Profit before tax	24,477	20,477	19,927
Provision for tax (incl. deferred tax)	6,429	4,934	5,225
Profit after tax[8]	18,048	15,543	14,702
Other comprehensive income / (loss), net of tax	191	(234)	79
Total comprehensive income	18,239	15,309	14,781

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,130	2,129	2,178
Reserves and surplus[2]	69,401	60,105	60,533
Net worth/ Shareholders equity[3]	71,531	62,234	62,711
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)[4]	42.37	36.34	33.66
Book value per share (₹)[5]	167.89	146.12	143.96
Debt-equity ratio[6]	NA	NA	NA
Return on net worth (%)[7]	26.98	24.88	23.30

Notes:
1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company*
4. *Earnings per share = Profit after tax / Weighted average number of equity shares for the year*
5. *Book value per share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit after tax/ Average net worth*
8. *During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the three months ended June 30, 2018, the company recorded ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.*
   During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

Contd...

(ii) Based on audited consolidated financial statements under Ind AS for the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

Excerpts from the Statement of Profit and Loss

(₹ crore)

Year ending	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from operations	100,472	90,791	82,675
Other income, net	2,201	2,803	2,882
Total income	102,673	93,594	85,557
Total expenses excluding interest, depreciation & tax[8]	72,583	68,524	62,505
Finance cost[1]	195	170	NIL
Depreciation	3,267	2,893	2,011
Profit before tax	26,628	22,007	21,041
Provision for tax (incl. deferred tax)	7,205	5,368	5,631
Profit after tax[8]	19,423	16,639	15,410
Other comprehensive income / (loss), net of tax	306	151	134
Total comprehensive income	19,729	16,790	15,544
Profit after tax attributable to:			
Owners of the Company	19,351	16,594	15,404
Non-controlling interests	72	45	6
Total comprehensive income attributable to:			
Owners of the Company	19,651	16,732	15,538
Non-controlling interests	78	58	6

Excerpts from the Balance Sheet and key financial ratios

(₹ crore, except per share data)

As on	March 31, 2021	March 31, 2020	March 31, 2019
Equity share capital	2,124	2,122	2,170
Reserves and surplus[2]	74,227	63,328	62,778
Net worth/ Shareholders equity[3]	76,351	65,450	64,948
Total debt	NIL	NIL	NIL
Key financial ratios			
Earnings per share (₹) (Basic)[4]	45.61	38.97	35.44
Book value per share (₹)[5]	179.85	154.34	149.79
Debt-equity ratio[6]	NA	NA	NA
Return on net worth (%)[7]	27.29	25.45	23.72

Notes:

1. *Finance cost is on account of adoption of Ind AS 16, "Leases".*
2. *Represents other equity which includes Reserves and surplus, and Other comprehensive income*
3. *"Net worth" is total equity attributable to equity holders of the Company.*
4. *Earnings per Share = Profit attributable to the owners of the Company / Weighted average number of equity Shares for the year*
5. *Book value per Share = Net worth / Number of equity shares at the end of the year*
6. *Debt-equity ratio = Total debt divided by net worth at the end of the year. Debt-equity ratio is not applicable as the Company has no borrowings*
7. *Return on net worth = Profit attributable to the owners of the Company / Average net worth*
8. *During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Skava and Panaya, collectively referred to as the "Disposal Group", as 'Held for Sale'. Consequently, during the three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹ 270 crore, respectively, in respect of Panaya.*

During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹ 451 crore in respect of Skava.

8. DETAILS OF ESCROW AGENT

8.1 In accordance with Regulation 20 of the Buyback Regulations, an escrow agreement ("**Escrow Agreement**") is to be entered into amongst the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("**Escrow Agent**"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051. Escrow Agreement dated June 16, 2021 has been entered into amongst the parties.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style 'Infosys Ltd Buyback – Escrow Account' bearing the account number 2545173539. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the Maximum Buyback Size in the Escrow Account and arrange for a bank guarantee issued in favor of the Manager to the Buyback before the Buyback Opening Date i.e. Friday, June 25, 2021, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Manager to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Further, such bank guarantee shall be valid (i) for a period of 30 days after the expiry of the Buyback period, or (ii) till the completion of all obligations of the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. FIRM FINANCING ARRANGEMENTS

9.1 The Company, duly authorized by its buyback committee, as constituted by the Board ("**Buyback Committee**"), has identified and earmarked funds for the purpose of fulfillment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated June 21, 2021 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Chartered Accountants, Statutory auditors of the Company (Membership Number 110815, Firm Registration number 117366W/W-100018, having its office at Prestige Trade Tower, Level 19, 46, Palace Road, High Grounds, Bengaluru – 560 001, Karnataka, India, Telephone number +91 80 6188 6000, Fax number +91 80 6188 6000), have certified, vide their report IL/2021-22/14 dated June 21, 2021, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. LISTING DETAILS AND STOCK MARKET DATA

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.00	03-Sep-2018	628,171	1,099.00	16-Apr-2018	531,561	1,266.85	31,531,088
September 4, 2018 to March 31, 2019	771.15	8-Feb-2019	312,650	600.65	26-Nov-2018	628,314	702.01	79,231,928
March 31, 2020	847.40	6-Sep-2019	145,166	511.10	19-Mar-2020	2,113,081	741.88	128,544,321
March 31, 2021	1,406.25	16-Mar-2021	266,475	582.35	03-Apr-2020	327,035	1,016.15	127,254,455

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,265.00	24-Dec-2020	503,008	1,105.55	01-Dec-2020	571,933	1,184.33	11,529,589
January 21	1,392.70	13-Jan-2021	993,426	1,231.15	29-Jan-2021	401,843	1,316.87	16,450,656
February 21	1,331.85	9-Feb-2021	499,049	1,230.00	24-Feb-2021	1,479,897	1,283.75	9,734,554
March 21	1,406.25	16-Mar-2021	266,475	1,259.70	01-Mar-2021	174,197	1,349.16	7,602,453
April 21	1,480.00	12-Apr-2021	778,970	1,320.35	15-Apr-2021	1,327,320	1,379.54	10,376,097
May 21	1,415.50	27-May-2021	1,353,941	1,311.80	14-May-2021	256,247	1,353.04	9,713,239

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.bseindia.com.
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
\# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

NSE

Twelve months period ended	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
April 1, 2018 to September 3, 2018	1,467.90	03-Sep-2018	5,488,164	1,102.00	16-Apr-2018	12,372,542	1,266.91	463,694,896
September 4, 2018 to March 31, 2019	772.25	08-Feb-2019	5,915,169	599.85	26-Nov-2018	15,075,209	702.27	1,145,412,528
March 31, 2020	847.00	06-Sep-2019	6,106,841	509.25	19-Mar-2020	16,584,106	741.88	2,335,794,083
March 31, 2021	1,406.00	16-Mar-2021	9,352,771	582.15	03-Apr-2020	10,221,890	1,016.16	2,622,290,071

Last six months	High^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ (₹)	Total volume traded in the period
December 20	1,258.85	23-Dec-2020	15,878,346	1,105.05	01-Dec-2020	8,933,802	1,184.40	205,793,830
January 21	1,392.80	13-Jan-2021	14,442,997	1,231.00	29-Jan-2021	12,183,519	1,316.97	206,714,641
February 21	1,332.00	09-Feb-2021	7,965,949	1,241.00	01-Feb-2021	8,880,279	1,283.76	135,880,762
March 21	1,406.00	16-Mar-2021	9,352,771	1,259.00	01-Mar-2021	5,756,286	1,349.14	170,797,260
April 21	1,477.55	12-Apr-2021	20,384,532	1,320.00	15-Apr-2021	25,342,491	1,379.59	174,375,276
May 21	1,416.25	27-May-2021	15,365,391	1,311.30	14-May-2021	4,824,609	1,352.94	110,635,877

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018.

Source: www.nseindia.com
^ *High is the highest price recorded for the Equity Share of the Company during the said period*
\# *Low is the lowest price recorded for the Equity Share of the Company during the said period*
@ *Average price is the arithmetical average of closing prices during the said period*

10.3 Notice of the Board meeting to consider the proposal of the Buyback was given to the NSE and BSE on April 11, 2021. The stock prices on the Indian Stock Exchanges on relevant dates are:

Date	Description	NSE			BSE		
		High (₹)	Low (₹)	Closing (₹)	High (₹)	Low (₹)	Closing (₹)
April 9, 2021	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	1,455.00	1,430.05	1,441.05	1,454.00	1,430.40	1,440.75
April 14, 2021*	Board Meeting Date*	1,435.25	1,375.00	1,397.15	1,435.95	1,375.00	1,398.60
April 15, 2021	First Trading Day post Board Meeting Date	1,366.40	1,320.00	1,360.75	1,366.60	1,320.35	1,361.50

* *Since the date of Board Meeting day was a holiday, the immediate preceding working day has been considered (i.e. April 13, 2021)*

11. PRESENT CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars of share capital	As on date of the Public Announcement	Post completion of the Buyback*
Authorised: 4,80,00,00,000 Equity Shares of ₹ 5/- each	24,00,00,00,000	24,00,00,00,000
Issued: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675
Subscribed and fully paid-up: 4,26,12,71,763 Equity Shares of ₹ 5/- each fully paid-up	21,30,63,58,815	21,04,35,01,675

* *Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid-up Equity Shares or calls in arrears.

11.3 As on the date of this Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) except 61,95,455 outstanding and vested and unvested employee stock options. As of March 31, 2021, the Company had outstanding and vested and unvested employee stock options (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid-up share capital of the Company) pursuant to exercise of which the Company would be required to issue a maximum of 68,05,069 Equity Shares to the employees of the Company.

11.4 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback period.

11.5 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations.

11.6 Shareholding pattern of the Company, as on June 19, 2021, is as shown below:

Shareholders	Pre Buyback		Post Buyback	
	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and/or persons who are in the control and/or acting in concert (promoter group)	55,16,82,338	12.95	55,16,82,338	13.11
Indian financial institutions	1,280	0.00	3,65,70,17,997*	86.89
Banks	16,12,350	0.04		
Mutual funds	55,55,71,906	13.04		
Indian public & corporates	97,90,47,989	22.98		
Foreign institutional investors	1,40,76,71,054	33.03		
NRIs	2,91,18,269	0.68		
Foreign nationals and overseas corporate bodies	2,41,138	0.01		
American Depository Shares (ADSs)	73,63,25,439	17.28		
Total	**4,26,12,71,763**	**100.00**	**4,20,87,00,335**	**100.00**

* *Assuming that as a part of the Buyback, Maximum Buyback Shares are bought back. The shareholding, post completion of the Buyback, may differ depending upon the actual number of Equity Shares bought back in the Buyback.*

12. SHAREHOLDING OF THE PROMOTERS, DIRECTORS AND KEY MANAGERIAL PERSONNEL

12.1 For the aggregate shareholding of the promoters and directors of the promoter entities as on June 22, 2021, please refer to Paragraph 8 of Part A above.

12.2 For the details of the transactions made by the persons mentioned in paragraph 12.1 above, please refer to Paragraph 9 of Part A above.

12.3 The promoters are not permitted to deal in the Equity Shares on the Indian Stock Exchanges or off-market, including inter-se transfer of Equity Shares among the promoters from the date of the shareholders' approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

12.4 The aggregate shareholding of the promoters as on date of this Public Announcement is 12.95% of the total equity share capital of the Company. While the promoters are not eligible to participate in the Buyback, depending on the number of Equity Shares bought back by the Company, their effective shareholding percentage in the Company, will increase marginally.

12.5 Such an increase in the percentage holding / voting rights of the promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

13. MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE LIKELY IMPACT OF THE BUYBACK ON THE COMPANY

13.1 The Buyback is not likely to cause any material impact on the profitability / earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income.

13.2 The Buyback is not expected to impact growth opportunities for the Company.

13.3 The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long-term, thereby leading to long-term increase in members' value. The Company believes that the Buyback will contribute to the overall enhancement of shareholders' value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances / deposits and / or short-term investments and / or internal accruals of the Company.

13.4 Pursuant to Regulation 16(ii) of the Buyback Regulations, the promoters, promoter group and persons in control are not entitled to participate under the Buyback.

13.5 The Buyback of Equity Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

13.6 Consequent to the Buyback and based on the number of Equity Shares bought back from the shareholders excluding the promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid-up equity share capital of the Company.

13.7 As required under Section 68(2)(d) of the Companies Act, 2013, the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up equity share capital and free reserves post the Buyback.

13.8 Unless otherwise determined by the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

13.9 In accordance with Regulation 24 (i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities including by way of bonus till the expiry of the Buyback period.

13.10 Consequent to the Buyback and based on the number of Equity Shares bought back by the Company from its shareholders (other than from its promoters and promoter group), the shareholding pattern of the Company would undergo a change.

13.11 The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet.

13.12 The promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the promoters during the period from the date of passing the shareholders' resolution, till the closing of the Buyback.

14. STATUTORY APPROVALS

14.1 Pursuant to Sections 68, 69, 70 and 110, and all other applicable provisions, of the Companies Act, 2013 and the rules made thereunder, the Board at its meeting held on April 14, 2021 approved the proposal for the Buyback and shareholders' approval for the Buyback, was received on June 19, 2021, the results of which were announced on June 21, 2021.

14.2 The Buyback from each eligible shareholder is subject to all approvals if any required, under the provisions of the Companies Act, the Buyback Regulations, Foreign Exchange Management Act, 1999 ("**FEMA**") and / or such other acts in force for the time being. The eligible shareholders shall be solely responsible for determining the requirements for, and obtaining, all such statutory approvals and consents as may be required by them in order to sell their Equity Shares to the Company pursuant to the Buyback. Eligible shareholder would be required to provide copies of all such consents and approvals obtained by them to the Company's Broker.

14.3 The Buyback from the eligible shareholders who are residents outside India, (for example, (a) foreign corporate bodies (including erstwhile overseas corporate bodies), (b) foreign institutional investors / foreign portfolio investors, (c) non-resident Indians, (d) members of foreign nationality and (e) ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any), shall be subject to (i) FEMA and rules and regulations framed thereunder, (ii) Income Tax Act, 1961 and rules and regulations framed thereunder, (iii) the Depository Receipts Scheme, 2014, as applicable, and also (iv) such approvals, if and to the extent necessary or required from concerned authorities under applicable laws and regulations including but not limited to approvals from the Reserve Bank of India ("**RBI**").

As mentioned above, the Buyback of Equity Shares from non-residents ("**NR**") and non resident Indian ("**NRI**") shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile Overseas Corporate Body ("**OCBs**") must obtain all specific approvals required to participate in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals, so as to enable them to participate in the Buyback. The Company will have the right to make payment to the eligible shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the eligible shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

14.4 Non-resident shareholders (excluding OCBs) permitted under general permission under the consolidated Foreign Direct Investment policy issued by the Government of India read with applicable regulations issued under FEMA, are not required to obtain approvals from RBI.

14.5 By agreeing to participate in the Buyback, each eligible shareholder (including each NR shareholder) undertakes to complete all relevant regulatory/statutory filings and compliances to be made by it under applicable law, including filing of Form FC-TRS. Further, by agreeing to participate in the Buyback, each eligible shareholder authorizes the Company and undertakes to provide requisite assistance to the Company to take all necessary action for making any regulatory/statutory filings and compliances for the purpose of Buyback to the extent required under applicable laws or as directed by any regulatory or statutory authority in future.

14.6 To the best knowledge of the Company, as on the date hereof, there is no statutory or regulatory approval required to implement the Buyback, other than as indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback offer will be subject to such statutory or regulatory approval(s) and subject to the obligations of the eligible shareholders to obtain the consents and approvals necessary for transfer of their Equity Shares to the Company as set out under paragraphs 14.2 and 14.3 above, the Company shall obtain such statutory or regulatory approvals, as may be required from time to time, if any, for completion of the Company's obligations in relation to the Buyback.

15. COLLECTION AND BIDDING CENTERS

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centers and bidding centers is not applicable.

16. COMPLIANCE OFFICER AND INVESTOR SERVICE CENTER

16.1 The Company has designated the following as the Investor Service Center for the Buyback:

KFINTECH

KFin Technologies Private Limited
Selenium Tower B, Plot 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500 032
Contact Person : M. Murali Krishna
Phone : 1- 800-309-4001
Email : einward.ris@kfintech.com
SEBI Registration : INR000000221
Validity period : Permanent Registration

16.2 In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address except Saturday, Sunday and Public holidays.

16.3 The Company has designated the following as the Compliance Officer for the Buyback:
Name : A. G. S. Manikantha
Designation : Company Secretary
Address : Infosys Limited
No. 44, Electronics City, Hosur Road,
Bengaluru, Karnataka 560 100, India
Tel : +91 80 4116 7775
Email id : sharebuyback@infosys.com

16.4 In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

17. MERCHANT BANKER / MANAGER TO THE BUYBACK

The Company has appointed the following as Merchant Banker / Manager to the Buyback:

kotak Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot no. C-27, "G" Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2021@kotak.com
SEBI Registration: INM000008704
Validity Period : Permanent Registration

18. DIRECTORS' RESPONSIBILITY

As per Regulation 24(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that this Public Announcement contains true, factual and material information and does not contain any misleading information. This Public Announcement is issued under the authority of the Buyback Committee in terms of the resolution dated June 22, 2021.

For and on behalf of the Board of Directors

of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place: Mumbai / Bengaluru

Date : June 22, 2021

Forward-looking statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2021.